
12025807

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC Mail Processing
RECEIVED
APR 1 0 2012
310
Section

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.)

EXHIBITS

Exhibit Number	
1	Annual Report for the fiscal year ended December 31, 2011, filed with The Stock Exchange of Hong Kong Limited, dated April 5, 2012.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

- changes in telecommunications and related technologies and applications based on such technologies;

- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- timing and effects of the Company's implementation of its business strategies relating to the Internet dedicated leased line access service and the quality of the Internet interconnection;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's discontinuation of the personal handyphone system business in response to the MIIT's request;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the impact of the European sovereign debt crisis on the economic activities inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date:

By: ______________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer



Contents

Financial Sections

Company Profile

China Unicom (Hong Kong) Limited (the "Company") was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The ultimate parent company of the Company, China United Network Communications Group Company Limited ("Unicom Group") also gained approval and officially merged with China Network Communications Group Corporation ("Netcom Group") on 6 January 2009.

As of 31 March 2012, Unicom Group held 57.92% of the shares in the Company through China United Network Communications Limited ("A Share Company"), China Unicom (BVI) Limited and China Netcom Group Corporation (BVI) Limited; the public investors of the A Share Company held 13.09% of the shares in the Company through A Share Company's shareholding in China Unicom (BVI) Limited; Telefónica Internacional S.A.U. held 9.57% of the shares in the Company. The remaining 19.42% of the shares in the Company are held by public investors in Hong Kong and New York.

On 7 January 2009, China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, was granted the license to operate 3G digital cell business with WCDMA technology nationwide in China. The Company officially launched 3G services on 1 October 2009.

At present, the Company is engaged in GSM and WCDMA cellular business in 31 provinces, municipalities and autonomous regions in China, the provision of fixedline voice, broadband and other Internet-related services, information and communications technology services, business and data communications services, and other related telecommunication value-added businesses. As at the end of February 2012, the total subscribers of the Company's mobile, local telephone and broadband businesses reached 356 million.

Annual Report 2011


China
unicom中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability
Stock Code: 0762

2011
Major Events

18 January
Mr. Chang Xiaobing, Chairman and CEO of the Company, won the award of the "CCTV China Economic Leaders of the Year 2010".

23 January
The Company and Telefónica entered into an agreement to enhance their strategic alliance. Both parties would further increase their mutual shareholdings.

28 February
The Company launched "WO Phone" and China's first intelligent terminal operating system with self-owned intellectual property right.

In February
The Company's US$1.84 billion convertible bond received the "Equity-Linked Deal of the Year" awards from "International Finance Review", "FinanceAsia", "The Asset" and "Asiamoney" magazines.

2 March
The Company and the Gome Group signed a strategic partnership agreement in Beijing to expand the Company's strategic channels.

17 May
The Company launched the "WO 3G 21M Wireless Data Card" in 56 major cities in China which is currently the wireless data card with the highest Internet access speed in China.

31 May
The Company announced the new standard of "Thousand-RMB Smartphone" with a 3.5-inch capacitive screen and a CPU 600MHz or above and the first new product "ZTE V880" was launched.

18 July & 19 July
The Company held the WCDMA Terminal Industry Chain Summit Forum and announced 15 WCDMA smartphones.

8 August
The Company and the Lenovo Group jointly launched the second newly defined "Thousand-RMB Smartphone" of "Lenovo A60".


HUAWEI




引领趋势 共创未来
新定义4.0

8 December
The Company held the 2011 Mobile Internet Application Industry Summit and established the WO+ Industry Cooperation Alliance with various partners to jointly promote the innovative development of the mobile Internet industry.

26 December
The Company launched the first eight newly defined "Thousand-RMB Smartphones" with 4.0-inch screen.

31 December
The Company's subsidiary, Unicom Payment Co. Ltd., was granted the non-financial payment business license by the central bank of China.

Shareholding Structure


China United Network Communications Group Company Limited
2 other promoter
Public Shareholders
61.38 %
0.01 %
38.61 %
China United Network Communications Limited
100 %
17.90 %
82.10 %
China Netcom Group Corporation (BVI) Limited
China Unicom (BVI) Limited
Telefónica Internacional S.A.U.
Other Public Shareholders
29.74 %
41.27 %
9.57 %
19.42 %
China Unicom (Hong Kong)Limited

(as at 31 March 2012)

Corporate Information

DIRECTORS

Chang Xiaobing
Executive Director, Chairman and Chief Executive Officer

Lu Yimin
Executive Director and President

Tong Jilu
Executive Director and Senior Vice President

Li Fushen
Executive Director and Chief Financial Officer

Cesareo Alierta Izuel
Non-Executive Director

Cheung Wing Lam Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

John Lawson Thornton
Independent Non-Executive Director

Chung Shui Ming Timpson
Independent Non-Executive Director

Cai Hongbin
Independent Non-Executive Director

AUDIT COMMITTEE

Wong Wai Ming (Chairman)
Cheung Wing Lam Linus
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin

REMUNERATION COMMITTEE

Cheung Wing Lam Linus (Chairman)
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin

NOMINATION COMMITTEE

Cai Hongbin (Chairman)
Chang Xiaobing
John Lawson Thornton
Chung Shui Ming Timpson

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Chu Ka Yee

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISORS

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited
No. 21 Financial Street,
Xicheng District,
Beijing 100140, P.R.C.
Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 April 2012. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom (Hong Kong) Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

STOCK CODE

Hong Kong Stock Exchange: 0762
New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

Financial Highlights

	2011 RMB in billion	2010 (Note 1) RMB in billion
Revenue	**209.17**	171.37
Profit for the year	**4.23**	3.70
Basic earnings per share	**RMB0.18**	RMB0.16
In accordance with International Financial Reporting Standards/ Hong Kong Financial Reporting Standards		
Service revenue	**185.89**	164.08
Profit for the year	**4.23**	3.70
EBITDA	**63.41**	59.62
On comparable basis		
Service revenue (Note 2)	**185.87**	163.89
Profit for the year (Note 2)	**4.21**	3.51
Adjusted EBITDA (Note 3)	**63.40**	59.43

Note 1: The Company completed the acquisition of the entire equity interest of China Unicom NewSpace Limited from China United Network Communications Group Company Limited on 1 December 2011, which was accounted for using merger accounting in accordance with Accounting Guideline 5 "Merger accounting for common control combinations" issued by the Hong Kong Institute of Certified Public Accountants in November 2005. Under IFRSs, the Company adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Note 2: Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fee of RMB15 million for 2011 and RMB192 million for 2010.

Note 3: EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. Adjusted EBITDA represents EBITDA excluding deferred fixed-line upfront connection fees. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Chairman's Statement



Dear Shareholders,

In 2011, led by 3G and fixed-line broadband, the Company expedited the establishment of differentiation advantages. The overall development showed a trend of sustained and accelerating improvement. While revenue grew rapidly, its market share increased steadily. The business structure became more rational with a gradual improvement in profitability. The overall strength and sustainable development capability of the Company were further reinforced.

Chang Xiaobing
Chairman & CEO

FINANCIAL PERFORMANCE[1, 2]

In 2011, the growth of the Company's revenue accelerated. Revenue of the Company (excluding deferred fixed-line upfront connection fee, same hereinafter unless otherwise specified) totaled RMB209.15 billion, an increase of 22.2% compared with last year. Service revenue was RMB185.87 billion, an increase of 13.4% compared with last year. EBITDA was RMB63.40 billion, an increase of 6.7% compared with last year. Net profit was RMB4.21 billion, an increase of 20.0% compared with last year. Basic earnings per share was RMB0.179 (including deferred fixed-line upfront connection fee).

In 2011, operating cash flows of the Company was RMB66.49 billion, an increase of 0.2% compared with last year. Capital expenditure was RMB76.66 billion, an increase of 9.2% compared with last year. As at 31 December 2011, debt-to-capitalisation ratio was 34.2% and net debt-to-capitalisation ratio was 29.4%. The Company's debt-to-capitalisation structure remained solid.

Based on the Company's financial position in 2011 and taking into account the development needs of the mobile and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.10 per share for the year ended 31 December 2011.



Chairman's Statement

BUSINESS PERFORMANCE[1, 2]

In 2011, driven by the continued and rapid growth of the 3G and fixed-line broadband businesses, the revenue of the Company grew rapidly. The growth of service revenue in 2011 exceeded that of the industry average by 3.4 percentage points, and the Company's market share increased steadily. Together with the rapid revenue growth, the Company's business and revenue structures continued to improve. Service revenue from the mobile business accounted for 55.6% of the total service revenue. Service revenue from the non-voice business accounted for 48.7% of the total service revenue.

Mobile business

In 2011, the mobile business of the Company showed a strong growth momentum. The aggregate number of the Company's mobile subscribers was 199.660 million, an increase of 19.3% compared with last year. Service revenue from the mobile business was RMB103.31 billion, an increase of 25.3% compared with last year. Driven by the growth in the number of 3G subscribers, the subscriber mix and the revenue structure of the mobile business continued to improve. The ARPU of mobile subscribers was RMB47.3, an increase of 8.2% compared with last year. Driven by an increase of 293.4% in mobile data usage compared with last year, the revenue from the mobile non-voice business increased rapidly and accounted for 37.2% of the total revenue from the mobile business.

The 3G business became the largest driving force of the Company's revenue growth: In 2011, the Company further strengthened and expanded its differentiation competitive advantages in the 3G business by fully capitalizing on the driving effect of handsets, channels and applications. The Company experienced a rapid and substantial growth in its 3G business. The net additions of 3G subscribers increased by 25.959 million to 40.019 million in 2011, representing 20.0% of the total mobile subscribers. The ARPU of 3G subscribers maintained a relatively high level of RMB110.0. Service revenue from the 3G business was RMB32.74 billion, representing an increase of 182.3% compared with last year and accounting for 31.7% of the service revenue from the mobile business.

During the year, the Company further utilized the leading advantages of WCDMA in the field of intelligent handsets, continued to enrich the offering of customized handsets and established competitive advantages in products at all price levels. In the second half year, the Company, in collaboration with various parties in the industry chain, launched the world's first thousand-RMB smartphones with a 3.5-inch capacitive screen and a CPU 600MHz or above, which became an important driving force in speeding up the popularity of mobile Internet following the introduction of iPhone and rapidly increased the net additions of the Company's 3G subscribers.

The Company continued to break through the scale of independent channels and actively improved sales and settlement processes, resulting in an overall improvement in the productivity and efficiency of independent channels. Independent channels of the 3G business accounted for 53% of the sales for the year. The Company accelerated the enhancement of sales capability of its self-owned stores and implemented experiential marketing model transformation in 3,500 self-owned stores, resulting in a significant increase in sales per store. The Company also actively promoted sales through e-channels and achieved a rapid growth in the usage of its online store. The turnover of the Company's online store was RMB23.07 billion for the year, an increase of 86% compared with last year.

With respect to contents and applications, the Company focused its efforts on key products such as music, reading and application stores and widely promoted experience and contents delivery activities, resulting in increased usages by subscribers. In 2011, the average data usage per month of the Company's 3G subscribers was 267 MB, an increase of 50.1% compared with last year. In the second half year, the Company creatively launched the WO+ open system to enhance its product aggregation, channel sales, refined operation and smart pipe capabilities, so as to increase usage and aggregate applications and continually expand the influence of operators.

GSM business remained generally stable: In 2011, the Company strengthened its efforts in the marketing of its GSM data services and boldly explored the transformation of the GSM business marketing model in areas such as products and channels. The net additions of subscribers for the year were 6.275 million, bringing the total number to 159.641 million. Service revenue from the GSM business was RMB70.57 billion which generally maintained stable. Due to various factors such as the intense competition in voice sector and the substitutive impact of mobile Internet products, GSM voice business continued to decline. Driven by the growth in businesses such as mobile Internet, data business achieved rapid growth.

Fixed-line business

In 2011, the Company actively carried out the marketing of fixed-line broadband speed enhancement and the integrated business. The rapid growth in the fixed-line broadband business effectively offset the decline in the local telephone business[3]. Service revenue from the fixed-line business in the year was RMB81.63 billion, an increase of 2.4% compared with last year. Revenue from the non-voice business accounted for 63.9% of the total revenue from the fixed-line business. The business structure further improved.

The fixed-line broadband business continued to grow rapidly: During the year, the Company has expedited fixed-line broadband speed enhancement and actively implemented the marketing of speed enhancement. The total number of fixed-line broadband subscribers for the year increased by 17.8% compared with last year to 55.651 million. Service revenue from fixed-line broadband business increased by 18.1% compared with last year, which for the first time exceeded service revenue from the fixed-line voice business and accounted for 43.2% of the service revenue from fixed-line business.

Retaining fixed-line value through the integrated business: The Company actively implemented the marketing of local telephone voice packages and valued-added services, vigorously promoted integrated products and exerted itself to increase fixed-line subscriber value. In 2011, the total number of subscribers of the Company's "WO Family" increased by 7.975 million, resulting in a 2.2% increase in the total number of fixed-line voice subscribers to 85.064 million in 2011 compared with last year. Due to the decline in the ARPU and the significant loss of PHS subscribers, the total service revenue from the local telephone business[3] for the year was RMB34.00 billion, a decline of 15.2% compared with last year.

Industry applications

In 2011, the Company focused on scale promotion of key industry application products, such as mobile OA, government enforcement, automobile information services, monitoring and surveillance and stock trading machine, and continuously expanded its influence in key industrial sectors, such as central government-owned enterprises, government, automobile and finance. As at the end of 2011, the total number of subscribers of key industry applications exceeded 10 million. Leveraging on its leading edge in industry application sector, the Company speeded up its full-service business development for corporate clients, driving a rapid growth in the corporate client business.

NETWORK BUILDING

In 2011, the Company accelerated 3G network building and continued to improve the GSM networks. The number of 3G base stations increased by 56,000 for the year and the number of GSM base stations increased by 46,000. The total number of mobile base stations was 614,000, an increase of 19.9% compared with last year. The Company completed 3G network HSPA+ upgrade in 56 key cities throughout the country and continued to maintain its leading edge in 3G network and technology. The Company exerted great efforts to facilitate the development of its optical access networks. The total number of fixed-line broadband access ports was 85.923 million, of which, the percentage of FTTH/B ports was 45%. The network quality of the Company was further enhanced.

MANAGEMENT REFORM

In 2011, the Company actively explored reforms in the operational and organizational systems geared to the new business model, further improved the integrated marketing system targeting corporate clients and increased sales and service capabilities. The Company also actively propelled the full cost evaluation system with LAN as the unit and facilitated the improvement of resource efficiency. Guided by scale and effectiveness, the Company enhanced the remuneration incentive mechanism and continuously promoted corporate vigour.

The Company persisted in service innovation and strengthened customer service mechanism dedicated to different customer groups, resulting in a continued enhancement in client experience on key services. In a survey on overall customer services satisfaction conducted by the MIIT, the Company's 3G services ranked the first based on the customer satisfaction index.

OUTLOOK

Being faced with a complicated and changing macroeconomic environment, and with the continual emergence of new technologies and new businesses in the information and communication industries and the accelerating cross-sector integration of industries, the communication industry in China is still expected to maintain relatively fast growth. With the improvement of networks and the enrichment of handsets, the conditions for WCDMA to achieve even faster development in China have become increasingly mature. The penetration rate of 3G will further accelerate and the mobile Internet application market will continue to prosper. China has strengthened the construction of network infrastructure and specifically implemented the strategy of broadband China, which will drive the broadband business to continue to grow rapidly. China Unicom has established differentiation advantages to a certain extent in the mobile broadband data business sector, accumulated more extensive operating experience and gradually built up a good reputation. The Company is confident that it will be able to grasp the valuable strategic opportunity and timing window, speed up its scaled development in key businesses to ensure a faster increase in revenue and market share, and achieve a faster growth in profit and a greater value for shareholders.

In 2012, the Company will further increase the network investment of WCDMA, ensure allocation of resources to the growing sectors and continue to propel management innovation and reform. While maintaining a faster growth in profitability level, the Company will strive to achieve a greater breakthrough in business development and revenue scale so as to further enhance its standards in development, profitability and management. Major operating initiatives and targets include:

Accelerating the construction of WCDMA target network and ensuring the needs of market development. In 2012, the Company will accelerate the construction of 3G target network, further expand the coverage of HSPA+, basically eliminate 3G network blind and weak coverage spots in all cities and achieve full 3G coverage in villages and towns in the eastern and central regions and the western developed regions, as well as key scenic spots and transportation routes. By taking the opportunity of the implementation of Broadband China strategy, the Company will continue to facilitate the construction of the optical access networks, which are mainly based on FTTH/B to achieve an access rate of 10M and above in major competitive areas of cities and an access rate of 2M and above in rural areas.

Driving the large-scale growth of key businesses and realizing a faster increase in revenue and market share. The Company will utilize all resources and take advantage of its handsets, channels and applications to further increase the penetration rate of contract subscribers and ensure a new breakthrough for large-scale growth of the 3G business. The Company will fully accelerate the upgrade and speed enhancement of fixed-line broadband business and leverage its advantages in integrated business so as to achieve a continued and rapid growth of the broadband business and the continued improvement of the fixed-line business structure. The Company will further promote the integrated business and the transformation of the marketing model of the GSM business to maintain the steady development of the GSM business during transformation.

Boldly promoting innovation and reforms and further strengthening basic management. The Company will actively adapt to the changes in the model of business development, continue to optimize the marketing organizational structure, expedite the progress in electronic sales and services to fully enhance its marketing and sales capability. The Company will further promote specialized operational reforms supported by network construction, maintenance and IT to reinforce the overall business support capability. In addition, the Company will promote the budget control system with LAN as the core and an enhanced control over specialized lines, implement a dynamic resource allocation mechanism that matches business development with the revenue level and continuously enhance scientific and transparent resource allocation. The Company will continue to improve its remuneration incentive mechanism to promote corporate vigour in operation.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.



Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 22 March 2012

Note:

1. *Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fee of RMB15 million for 2011 and RMB192 million for 2010.*

2. *The Company completed the acquisition of the entire equity interest of China Unicom NewSpace Limited from China United Network Communications Group Company Limited on 1 December 2011, which was accounted for using merger accounting in accordance with Accounting Guideline 5 "Merger accounting for common control combinations" issued by the Hong Kong Institute of Certified Public Accountants in November 2005. Under IFRSs, the Company adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.*

3. *Local telephone business includes local voice service, long-distance service, fixed-line value-added service and interconnection services.*

Biographical Details of Directors and Senior Management



Front: From right to left

Chang Xiaobing
Chairman and
Chief Executive Officer

Lu Yimin
Executive Director and
President

Back: From left to right

Tong Jilu
Executive Director and
Senior Vice President

Li Fushen
Executive Director and
Chief Financial Officer



Chang Xiaobing
Chairman and
Chief Executive Officer

Aged 55, was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, Vice President of China Telecommunications Corporation, as well as Executive Director and President of China Telecom Corporation Limited. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). Mr. Chang has served as a Director of Telefónica S.A. ("Telefónica", listed on various stock exchanges including Madrid, New York and London) since May 2011. He also serves as the Chairman of Unicom Group, China United Network Communications Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.



Lu Yimin
Executive Director and
President

Aged 48, was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor's degree in computer science in 1985 and then was awarded a master's degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation ("Netcom Group") in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited ("PCCW", listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since May 2008 and the Deputy Chairman of PCCW since November 2011. Mr. Lu has served as a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.

Biographical Details of Directors and Senior Management



Tong Jilu
Executive Director and
Senior Vice President

Aged 53, was appointed as an Executive Director of the Company in February 2004 and Senior Vice President of the Company in March 2011. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor's degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From February 2004 to March 2011, Mr. Tong served as Chief Financial Officer of the Company. Mr. Tong now serves as a Director and Vice President of Unicom Group. He is also a Director of A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive operation and financial management experience in telecommunications companies.



Li Fushen
Executive Director and
Chief Financial Officer

Aged 49, was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master's degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since July 2007, and a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Director, Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Cesareo Alierta Izuel
Non-Executive Director

Aged 66, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan) and of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts' Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company's merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. In September 2005, Mr. Alierta received "The Global Spanish Entrepreneur" award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master's degree in business administration at the University of Columbia (New York) in 1970.



Cheung Wing Lam Linus
Independent Non-Executive Director

Aged 63, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education. Besides, Mr. Cheung is a Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an independent Non-Executive Director of Taikang Life Insurance Company Limited and President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor's degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Biographical Details of Directors and Senior Management



Wong Wai Ming
Independent
Non-Executive Director

Aged 54, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Besides, Mr. Wong is a Non-Executive Director of Linmark Group (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also a Non-Executive Director of Kingsoft Corporation Limited and an Independent Non-Executive Director of I.T Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.



John Lawson Thornton
Independent
Non-Executive Director

Aged 58, was appointed in October 2008 as an Independent Non-Executive Director of the Company and is currently a Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing. He is also the Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange). He is also a Director of the Ford Motor Company (listed on the New York Stock Exchange) and News Corporation, Inc. (listed on the NASDAQ Global Select Market and the Australian Stock Exchange). Mr. Thornton is a trustee, advisory board member or member of the Asia Society, China Foreign Affairs University, China Institute, China Investment Corporation (CIC), China Reform Forum, China Securities Regulatory Commission (CSRC), Council on Foreign Relations, General Atlantic, The Hotchkiss School, McKinsey Knowledge Council, Morehouse College, and the National Committee on U.S.-China Relations. He is Chairman of the Advisory Board of the Tsinghua University School of Economics and Management. Mr. Thornton served as a Director of Intel Corporation from July 2003 to May 2010, an Independent Non-Executive Director of China Netcom from October 2004 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.



Chung Shui Ming Timpson
Independent Non-Executive Director

Aged 60, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 11th Chinese People's Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, Nine Dragons Paper (Holdings) Limited and China Overseas Grand Oceans Group Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. and China Everbright Bank Company Limited (both listed on the Shanghai Stock Exchange), and an Outside Director of China Mobile Communications Corporation. From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.



Cai Hongbin
Independent Non-Executive Director

Aged 44, was appointed in May 2010 as an Independent Non-Executive Director of the Company. Mr. Cai is currently the Dean of and a Professor in Applied Economics at Guanghua School of Management at Peking University. Besides, Mr. Cai is Independent Director of China Everbright Bank Company Limited (listed on the Shanghai Stock Exchange). Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles. He was also an Independent Director of Concord Medical Services Holdings Limited and Beijing Venustech Inc.. Mr. Cai received a bachelor's degree in Mathematics from Wuhan University in 1988, a master's degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the People's Republic of China (the "Ministry of Education") in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007 and the National Changjiang Scholar from the Ministry of Education in 2008. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.

Biographical Details of Directors and Senior Management



Li Jianguo
Senior Vice President

Aged 58, was appointed as Senior Vice President of the Company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor's degree in Chemical Engineering in 1982 and received a master's degree in business administration from the Hong Kong Polytechnic University in 2006. From June 2000 to July 2007, Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a Director and Chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company from December 2001 to July 2007 and as Executive Director of the Company from April 2006 to July 2007. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is the Chairman of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for long period of time, and she has extensive working and management experiences in government, authorities and enterprises.



Li Gang
Senior Vice President

Aged 54, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW since November 2011. Mr. Li is a Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Zhang Junan
Senior Vice President

Aged 55, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the Australian National University in 2002 and a doctor's degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.



Jiang Zhengxin
Senior Vice President

Aged 54, was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor's degree in radio engineering from Beijing University of Posts and Telecommunications in 1982, a master's degree in business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.



Shao Guanglu
Senior Vice President

Aged 48, was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor's degree from Harbin Institute of Technology in 1985, a master's degree in engineering and a master's degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master's degree in management from BI Norwegian Business School in 2002 and a doctor's degree in management from Nankai University in 2009. Mr. Shao joined China United Telecommunications Corporation in February 1995. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as Head and General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as Vice President of Unicom Group, as well as a Director and Senior Vice President of CUCL. Mr. Shao Guanglu has worked in the telecommunications industry for a long period of time and has extensive management experience.

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to (i) composition, responsibilities and procedures of the Board of Directors (the "Board"), (ii) remuneration of Directors and senior management and Board evaluation, (iii) accountability and audit, (iv) delegation by the Board, (v) communication with shareholders and (vi) company secretary for corporate governance practices by listed companies.

The Board is responsible for performing overall corporate governance duties, in which the Chairman has the primary responsibility for ensuring that good corporate governance practices and procedures are established. The Company has adopted a Corporate Governance Policy which sets out the key terms of reference of the Board on corporate governance functions, including, amongst others, developing and reviewing the Corporate Governance Policy and corporate governance practices of the Company; reviewing and monitoring the training and continuous professional development of Directors and senior management; reviewing and monitoring the Company's policies and practices on compliance with legal and regulatory requirements; developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and Directors; and reviewing the Company's compliance with the Code.

Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2011, it complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring internal control, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions in Mainland China, Hong Kong and overseas. The Board comprises four executive directors, one non-executive director and five independent non-executive directors.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer (the "CEO") of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.



Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

All non-executive directors and independent non-executive directors of the Company are influential members of society and possess good knowledge and experience in different aspects. They have been making positive contributions to the development of the Company's strategies and policies through independent, constructive and informed comments. They have kept close contact with management and often actively express different opinions on matters relating to shareholders and the capital market at board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the equity interests and Directors' remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars of Directors are set out on pages 12 to 17 of this annual report. The functions of non-executive directors and independent non-executive directors include, amongst others, attending board meetings, making independent judgments at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new Directors and senior management members, the Nomination Committee would, after considering the Company's need for new Directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting which includes attendance by independent non-executive directors and non-executive directors to consider the qualifications of the candidates. Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general


China unicom中国联通
中國聯合網絡通信(香港)股份有限公
China Unicom (Hong Kong) Limited
股東週年大會
Annual General Meeting

meetings and re-election by shareholders pursuant to the Company's memorandum and articles of association (the "Memorandum and Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years. Mr. Chang Xiaobing, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. Personal particulars of the Directors for re-election and their proposed remuneration are set out on pages 12 to 17 and page 64 of this annual report.

Following their appointment, all newly appointed Directors are provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operations and businesses, full understanding of their responsibilities under the Listing Rules, applicable legal and regulatory requirements, and the Company's business and corporate governance policies. Furthermore, formal letters of appointment setting out the key terms and conditions of the Directors' appointment will be duly prepared.

The remuneration package for executive directors includes salary and housing allowance, as well as performance-linked annual bonuses. The remuneration of executive directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience and prevailing market conditions while the award of the performance-linked annual bonuses is tied in with the attainment of key performance indicators or targets by the Company. The remuneration of non-executive directors is determined by reference to prevailing market conditions and their respective workload from serving as non-executive directors and members of the board committees of the Company. The Company also adopted share option schemes for the purpose of providing long term incentives to directors (details of such share option schemes are set out in the paragraph headed "Share Option Schemes of the Company" on pages 58 to 63 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 162 to 164 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance cover in respect of legal action against the Directors.

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, which include, but are not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, equity-related capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by the Board periodically to ensure that they remain appropriate to the needs of the Company.

The Board convenes meetings regularly and ensures that all Directors have adequate opportunity to present at the meetings and to include issues for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavour basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions).

The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company's affairs and reports to the Chairman of the Board. She keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in line with the procedures as set forth in the Memorandum and Articles of Association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting the draft minutes of board meetings and committee meetings to the Directors and committee members for their comment, and final versions of minutes for their records, within a reasonable time after the relevant meetings. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed. Physical board meeting will be held for the selection, appointment or dismissal of the company secretary. To ensure up-to-date knowledge and market information to perform her duties, the Company Secretary attended sufficient professional training in 2011.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting.

All Directors are required to devote sufficient time for handling the affairs of the Company. A culture of openness and debate are promoted in the Board and the Directors are encouraged to express their views and concerns. Senior management holds formal and informal meetings with all Directors from time to time to provide sufficient and timely information so that the Directors can make informed decisions. Besides formal board meetings, the Chairman also meets annually with non-executive Directors and independent non-executive Directors, without the presence of the executive Directors, which further promotes the exchange of different views and opinions. In order to ensure that all Directors have appropriate knowledge of the matters discussed at the meetings, complete and reliable information regarding those matters is provided in advance, and all Directors have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in Mainland China to gain better understanding of the Company's daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company's business and the latest operational technologies. The Board also conducts annual evaluation of its performance. Such efforts have also facilitated to improve the corporate governance of the Company.

In 2011, the Board held eight full board meetings for, amongst other things, discussion and approval of important matters such as the 2010 annual results, the 2010 Form 20-F, the 2011 interim results, the first and third quarter results for 2011, the 2011 annual budget, reports on internal control, changes in Directors and agreement to enhance the strategic alliance with Telefónica S.A..

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

	Meetings Attended/ Held		
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting
Executive Director			
Chang Xiaobing (Chairman)	8/8	N/A	N/A
Lu Yimin	7/8	N/A	N/A
Tong Jilu	8/8	N/A	N/A
Li Fushen[1]	4/4	N/A	N/A
Zuo Xunsheng[1]	2/4	N/A	N/A
Non-Executive Director			
Cesareo Alierta Izuel	4/8	N/A	N/A
Independent Non-Executive Director			
Cheung Wing Lam Linus	8/8	6/6	2/2
Wong Wai Ming	7/8	5/6	2/2
John Lawson Thornton	8/8	6/6	2/2
Chung Shui Ming Timpson	7/8	5/6	2/2
Cai Hongbin	5/8	4/6	2/2

Notes:

1. On 30 March 2011, Mr. Li Fushen was appointed as executive director and Chief Financial Officer of the Company and Mr. Zuo Xunsheng has resigned as executive director and Senior Vice President of the Company.

With the contribution from each Director, the Board works effectively and performs its responsibilities efficiently with all key and appropriate issues being discussed and approved in a timely manner. The Board is satisfied that each Director has spent sufficient time performing its responsibilities to the Company.

(2) Committees under the Board

The Company has established three committees under the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has a written charter, which is available on the websites of the Company and the Hong Kong Stock Exchange. The committees are provided with sufficient resources, including, amongst others, obtaining independent professional advice at the expense of the Company, to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

(a) *Audit Committee*

Composition

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive Directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. Amongst the members of the committee, one member is an accountant with extensive accounting professional experience, and the Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

Major Responsibilities

The major responsibilities of the Audit Committee include: as the key representative body for overseeing the Company's relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the internal control system with the management and reviewing the reports on the internal control procedures of the Company.

Work Done in 2011

The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal control and efficient audit.

The Audit Committee held six meetings in 2011 for, amongst other things, discussion and approval of the 2010 annual results, the 2010 Form 20-F, the 2011 interim results, and the first and third quarter results for 2011. In addition, the Audit Committee approved in the meetings the reports on internal control, the report on internal audit findings in 2010 and the action plan for 2011, the audit fees and the audit plans of the independent auditor as well as the non-audit services provided by the independent auditor in 2011.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial condition of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. federal securities regulations and the New York Stock Exchange listing standards with respect to audit committee.

(b) Remuneration Committee

Composition

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive Directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

Major Responsibilities

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies and structure for Directors' and senior management's remuneration; considering and making recommendation to the Board on the remuneration packages of Directors and senior management; and considering and approving the Company's share option schemes. The Remuneration Committee conducts performance review of the CEO and determines the CEO's year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company's management, which is subject to the review of the Remuneration Committee. In addition, the Remuneration Committee consults the Chairman on the remuneration proposals for other executive directors.

Work Done in 2011
The Remuneration Committee meets at least once a year.

The Remuneration Committee held two meetings in 2011 for, amongst other things, discussion and approval of the 2010 appraisal report and the 2011 performance contract of the CEO, bonus for senior management for 2010, the remuneration for Chairman and members of the Nomination Committee, and adjustment to the remuneration of senior management.

The Remuneration Committee has performed its duties effectively on reviewing and approving the remuneration packages, especially the performance-based remunerations, for the CEO, as well as making recommendations to the Board with regards to the remuneration packages for senior management.

(c) *Nomination Committee*

Composition
The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson is an independent non-executive Director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

Major Responsibilities
The major responsibilities of the Nomination Committee include: reviewing the structure, size and composition of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board; assessing the independence of independent non-executive Directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; giving its opinion to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

Work Done in 2011
The Nomination Committee meets at least once a year.

The Company established the Nomination Committee in August 2011. The Nomination Committee held its first meeting in March 2012. In the meeting, the Nomination Committee reviewed the structure, size and composition of the Board, assessed the independence of independent non-executive Directors and made recommendations to the Board on the proposed re-election of Directors.

(3) Preparation of Financial Statements and Financial Reporting

The Directors understand that the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") provides that the Directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date and profits or losses and cash flows of the Company for the year ended the balance sheet date.

In preparing financial statements, the Directors shall:

(a) select and consistently apply appropriate accounting policies and make fair and reasonable judgments and estimates in applying the selected accounting policies;

(b) state reasons for any serious deviation from the applicable accounting principles; and

(c) prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company itself or the Company and its subsidiaries will continue to operate in the foreseeable future.

The financial statements for the year ended 31 December 2011 are prepared under the going concern basis. In preparing the financial statements, appropriate accounting policies have been selected; fair and reasonable judgments and estimates have been made.

A statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on pages 77 to 78 of this annual report.

In addition, the Directors are also responsible for keeping appropriate accounting records to safeguard the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

With respect to financial reporting, the management provides explanations and information to the Board so that the Board can evaluate the merits of the financial information and other information that need to be approved. The Board has also made a balanced, clear and understandable assessment of the financial position and performance of the Company in the communications to shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard its assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Company has continuously refined the policies and standards for the control environment based on the risk control framework established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). In the past few years, the Company has: standardized control procedures for monitoring the financial reporting and period-end financial closing procedures at the branch and subsidiary level and upgraded the business performance review processes and controls; expanded accounting manuals and clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards; hired additional



accounting professionals with experience in financial reporting and familiarity with international accounting practices and increased technical training for the finance and accounting personnel in respect of relevant accounting standards; established and implemented the code of ethics for senior officers and employees, company-wide anti-fraud policies and whistleblowing mechanisms; assessed the effectiveness of internal control at branch-level based on the Company's enterprise risk assessment results and took measures to improve internal control over branches and subsidiaries; and implemented the Policy on Risk Management.

The Company has an internal audit department with over 640 staffs, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. With an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance to rules and regulations, the internal audit department conducts, amongst others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthen the operation and management, to improve internal control systems, to mitigate operational risks and to increase the economic efficiency of the Company.

The Board has overall responsibility for maintaining sound and effective internal control systems. Pursuant to the Code Provisions, the Board conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries for the year ended 31 December 2011 based on thorough discussions with, and review of evaluation report prepared by, the Company's internal audit department, legal and risk management department, as well as meetings with the Company's management. The review covered all material aspects of the Company's control functions, including financial, operational, information system, compliance controls and risk management functions. The review also considered, with respect to the Company's accounting and financial reporting function, the adequacy of resources, staff qualifications and experience, and training programs and budget.

(5) Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Company has adopted and implemented the Information Disclosure Controls and Procedural Standards. In an effort to standardize the principles for information disclosures, the Company establishes the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company's financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.


ASSET ASIAN AWARDS 2011
TRIPLE A
China Unicom
China's Most Promising Companies
Telecommunications

The Company receives "China's Most Promising Companies 2011" Award from "The Asset" magazine in March 2012.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the "Code for Dealing of Securities by Directors" in accordance with the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2011, and all of the Directors have confirmed such compliance.

REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") has been an area of emphasis for the Company. The relevant sections of the Sarbanes-Oxley Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2011. Management is currently in the process of finalizing the management's report on internal control over financial reporting, which will be included in the Company's annual report on Form 20-F for the fiscal year ended 31 December 2011 to be filed with the United States Securities and Exchange Commission by 30 April 2012.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

INDEPENDENT AUDITOR

PricewaterhouseCoopers is the independent auditor of the Company overseas and in the PRC. Apart from audit services, it also provides audit-related, tax and other services. The remuneration paid/ payable to the independent auditor for provision of services in 2011 is as follows:

Items	Note	2011 (in RMB thousands)
Audit services	(i)	**67,000**
Audit-related services	(ii)	**180**
Taxation services		**350**
Others		**370**
Total		**67,900**

Notes:

(i) Audit services in 2011 include the audit on the Company's internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes- Oxley Act of 2002.

(ii) Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2011, the provisions of audit-related services mainly include professional services in relation to the issuance of commercial papers.

SHAREHOLDERS' RIGHTS

(1) Annual General Meeting

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. Notices of annual general meeting are sent to shareholders at least 20 clear business days before the meeting. The directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company's general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

The last annual general meeting of the Company was held on 24 May 2011, at which the following resolutions were passed:

- to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2010
- to declare a final dividend for the year ended 31 December 2010
- to re-elect Mr. Lu Yimin, Mr. Li Fushen, Mr. Cesareo Alierta Izuel, Mr. Wong Wai Ming and Mr. Cai Hongbin as Directors and to authorise the Board to fix remuneration of the Directors for the year ending 31 December 2011
- to re-appoint PricewaterhouseCoopers as auditor and authorise the Board to fix their remuneration for the year ending 31 December 2011

- to grant a general mandate to issue new shares
- to grant a general mandate for share repurchase
- to extend the general mandate to issue new shares
- to amend the articles of association of the Company

The next annual general meeting will be held on 29 May 2012. Please refer to the "Notice of Annual General Meeting" on pages 74 to 76 for this annual report for details.

Putting Forward Resolutions at Annual General Meetings

Pursuant to Section 115A of the Companies Ordinance, the following persons may put forward a resolution at the next annual general meeting of the Company: (a) any number of shareholders, together holding not less than 2.5% of the total voting rights of all shareholders which have, as at the date of the requisition, a right to vote at the next annual general meeting, or (b) not less than 50 shareholders each holding shares paid up to an average sum of not less than HK$2,000.

The resolution must be one which may be properly moved and is intended to be moved at the next annual general meeting. The requisition must be signed by the requisitionists and deposited at the registered office of the Company at least six weeks before the annual general meeting, and provided that the requisitionists also deposit or tender a sum reasonably sufficient to meet the Company's expenses, the Company has a duty to give notice of such proposed resolution to all shareholders who are entitled to receive notice of the next annual general meeting. If an annual general meeting is called for a date six weeks or less after the requisition had been deposited, the requisition will be deemed to have complied with the timing requirement above.

In addition, requisitionists may require the Company to circulate to shareholders entitled to receive notice of the annual general meeting a statement of not more than 1,000 words with respect to the resolution to be proposed. However, the Company is not required to circulate any statement if the court is satisfied that this right is being abused to secure needless publicity for defamatory matters. In such event, the requisitionists may be ordered to pay for the Company's expenses for application to the court.

If the requisition signed by the requisitionists does not require the Company to give shareholders notice of a resolution, such requisition may be deposited at the registered office of the Company not less than one week before the next annual general meeting.

(2) Extraordinary General Meeting

Notices of extraordinary general meeting are required to be sent to shareholders at least 10 clear business days before the meeting.

Convening Extraordinary General Meetings

Pursuant to Section 113 of the Companies Ordinance, shareholder(s) holding not less than 5% of the paid-up capital of the Company, carrying the right to vote at general meetings of the Company as at the date of deposit of the requisition, may request the directors of the Company to convene an extraordinary general meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company.

If the Directors do not, within 21 days from the date of deposit of the requisition, proceed duly to convene a meeting to be held not more than 28 days after the notice of the meeting, shareholder(s) requisitioning the meeting, or any of them representing more than half of their total voting rights, may themselves convene a meeting to be held within three months of such date.

Meetings convened by the requisitionists must be convened in the same manner, as nearly as possible, as meetings to be convened by directors of the Company. Any reasonable expenses incurred by the requisitionists will be reimbursed by the Company due to the failure of the directors duly to convene a meeting.

Putting Forward Resolutions at Extraordinary General Meetings

Shareholders may not put forward resolutions to be considered at any general meetings other than annual general meetings. However, shareholders may request an extraordinary general meeting to consider any such resolution as described in "Convening Extraordinary General Meetings" above.

Any queries relating to shareholders' rights on putting forward resolutions at general meetings and convening extraordinary general meetings should be directed to the Company Secretary of the Company. Requisitions should be deposited at the Company's registered office and marked for the attention of the Company Secretary.

(3) Memorandum and Articles of Association

Rights of the shareholders are provided under the Memorandum and Articles of Association. In 2011, there is no significant change in the Memorandum and Articles of Association.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company's transparency and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company would interact directly with fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company's management would accurately and thoroughly respond to questions raised by analysts and journalists. Archived webcast of the analyst conference is also available on the Company's website on the same day to ensure wide dissemination of information and data.

The Company's investor relations department is responsible for providing information and services requested by investors, maintaining timely communications with investors and fund managers, including responding to investors' inquiries and meeting with company-visit investors, as well as gathering market information and passing views from shareholders to the directors and management to ensure such views are properly communicated. The Company also arranges from time to time road shows in different countries and attends investor conferences arranged by investment banks, through which the Company's management meets and communicates with investors to provide them with opportunities to understand more accurately the Company's latest development and performance in various aspects, including business operations and management.

In 2011, the Company participated in the following investor conferences:

Date	Event	Location
11 – 14 January 2011	DB Access China Conference 2011	Beijing
17 – 19 January 2011	UBS Greater China Conference 2011	Shanghai
16 May 2011	Morgan Stanley Hong Kong Investor Summit	Hong Kong
17 May 2011	SWS 2011 China Investment Forum	Hong Kong
26 May 2011	Goldman Sachs Telco & Internet Corp Day 2011	Hong Kong
7 June 2011	Bank of America Merrill Lynch TMT Conference 2011	London
15 – 16 June 2011	Bank of America Merrill Lynch 2011 CalGEMs Conference	California
11 – 12 July 2011	RBS HK/China Access	Hong Kong
7 September 2011	Mirae Asset Mobile Internet Access Day	Hong Kong
19 – 20 October 2011	Citi Greater China Investor Conference 2011	Macau
17-18 November 2011	JP Morgan Asia Pacific TMT Conference 2011	Hong Kong
21 November 2011	Mirae Asset Hong Kong/China Access Day	Hong Kong
8 December 2011	RBS 2nd Annual HK/China Access	Hong Kong

In addition, through announcements and press releases, the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. The website of the Company is also updated from time to time to provide investors and the public with information and news of the Company in all respects.

Furthermore, the Company has adopted a Shareholders' Communication Policy to ensure that the shareholders of the Company are provided with readily, equal and timely access to balanced and understandable information about the Company, to enable shareholders to exercise their rights in an informed manner, and to enhance the shareholders' and the investment community's communication with the Company.

ENQUIRY ON THE COMPANY

Shareholders may raise any enquiry on the Company at any time through the following channels:

China Unicom (Hong Kong) Limited

Address: 75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel: (852) 2126 2018
Fax: (852) 2126 2016
Website: www.chinaunicom.com.hk

General Enquiry

Email: info@chinaunicom.com.hk

Media Enquiry

Email: media@chinaunicom.com.hk

Investor Enquiry

Email: IR@chinaunicom.com.hk

These contact details are also available in the "Contact Us" section on the Company's website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner.

Business Overview



In 2011, the Company continued to innovate its business model and optimise the allocation of resources. The Company's 3G and fixed-line broadband businesses achieved continuous rapid growth, and its GSM and fixed-line voice businesses recorded stable development. As a result, the Company further improved its business structure and customer mix, and steadily increased its market share.


199,660
167,426
43.7
47.3
2010
2011
Mobile Subscribers (thousand)
APRU (RMB)


3G
110.0
GSM
37.4

2011 ARPU (RMB)

Business Overview

MOBILE BUSINESS

3G Business

In 2011, the Company continued its unified 3G strategy in the areas of branding, product offering, pricing, packaging, handset policy and customer service standards. The Company also continued to improve its sales and marketing strategies to cope with the changing market demands and customer needs. As a result, the number of the Company's 3G subscribers increased rapidly. The Company further improved 3G tariff plans and product offerings by optimising international roaming rates, enriching the offering of prepaid products and launching 21Mbps HSPA+ wireless data cards. The Company adjusted and optimised its subsidy policy for strategic 3G handsets, and further lowered the thresholds for handset subsidies. The Company launched thousand-RMB wide-screen smartphones, accelerated the introduction of the mid-and-low-end smartphones into the market, and enriched the offering of customised handsets. In addition, the Company enhanced application innovation and data usage management, introduced application-based data usage billing model, carried out promotional activities for data and information services, and sped up the development of key innovative products such as mobile TV, mobile reading, "WO App Store" and "WO Friend". In 2011, the number of 3G subscribers increased by 25.959 million to 40.019 million, of which the number of wireless data card subscribers amounted to 3.799 million; the total 3G voice usage reached 169.5 billion minutes, the average data usage per subscriber per month was 267.2MB,


3G Subscriber Growth (thousand)
14,060
40,019
2010
2011


Monthly Data Usage per 3G Subscriber (MB)
178.0
267.2
2010
2011


SMART
LIFE



and the average revenue per user ("ARPU") per month was RMB110.0. As at 31 December 2011, the registered subscribers of "WO App Store" and "WO Friend" were 3.50 million and 1.20 million, respectively.

GSM Business

In 2011, the Company proactively transformed its GSM business model and maintained a stable development of its GSM business. The Company adjusted its distribution and commission polices, and established a long-term commission mechanism to improve the cost efficiency. The Company consolidated GSM tariff plans, introduced voice volume products and bundled packages, and promoted key services such as mobile Internet and "Cool Ringtone". Through voice subsidies, the Company migrated the PHS subscribers to GSM services and proactively and steadily migrated the mid-and-high-end GSM subscribers to 3G services. In 2011, the number of GSM subscribers increased by 6.275 million to 159.641 million; the total GSM voice usage reached 484.76 billion minutes, up by 2.9% compared with last year; ARPU per month was RMB37.4, down by 5.3% compared with last year; the number of mobile Internet subscribers increased by 7.787 million to 63.600 million, representing a penetration rate of 39.8%; the number of "Cool Ringtone" subscribers amounted to 58.835 million, representing a penetration rate of 36.9%.

FIXED-LINE BUSINESS

In 2011, the Company sped up in upgrading its broadband network and speed and promoting its bundled services, which resulted in a stable growth in its fixed-line business. The Company further enhanced the coverage and access capabilities of its broadband networks, and increased the proportion of high-speed bandwidth subscribers. The Company fully implemented service quality commitment in broadband installation, moving and maintenance to make its broadband services more convenient to its subscribers. In addition, the Company fully leveraged its advantage in bundled services and vigorously promoted bundled products such as "WO Family" and "WO Business" to drive subscriber growth. In 2011, the number of broadband subscribers increased by 8.427 million to 55.651 million. Subscribers of plans with 4M bandwidth or above accounted for 41.3% of all broadband subscribers, up by 11.7 percentage points compared with last year. The number of broadband content and application subscribers reached 20.245 million, accounting for 36.4% of all broadband subscribers. The monthly ARPU of broadband subscribers was RMB56.4, down by 1.2% compared with last year. The number of "WO Family" subscribers increased by 7.975 million to 8.379 million, which brought in 3.916 million and 2.720 million new subscribers for broadband and fixed-line businesses, respectively.

In 2011, the number of local access subscribers declined by 3.784 million to 92.851 million, among which the number of fixed-line subscribers increased by 1.852 million to 85.064 million and the number of PHS subscribers declined by 5.636 million to 7.787 million. Monthly ARPU of local access subscribers was RMB25.7, down by 11.1% compared with last year.


C计划
46元畅享本地通话
沃·3G

NETWORK CAPABILITY

In 2011, the Company continued to increase the broad and in-depth coverage of its 3G network and improve its 3G network capacity and quality, further optimised its GSM network, and sped up the construction and upgrade of its broadband network. As a result, the Company's network capability was furthered enhanced.

In 2011, the number of 3G base stations increased by 56,000 to 239,000 and the 3G network coverage has reached cities at county-level and above throughout China as well as developed townships in the central and eastern regions of China. The Company completed HSPA+ network upgrade in 56 major cities and maintained its leading position in the 3G network and technology. The call-completion rate of the WCDMA network increased to 98.6% in December 2011 from 98.0% at the beginning of 2011. In 2011, the number of GSM base stations increased by 46,000 to 375,000 and the GSM network coverage has reached all townships in China except certain western regions. The call-drop rate of the GSM network decreased to 0.25% in December 2011 from 0.32% at the beginning of 2011. In 2011, the number of broadband access ports increased by 20.091 million to 85.923 million, of which FTTH/B access ports accounted for 45% of the total broadband access ports.

The Company strived to expand its international network coverage and optimised its international network layout to support the expansion of its international business. As at the end of 2011, international Internet outbound bandwidth reached 467G, international submarine cable capacity reached 2,036G, international transcontinental cable capacity reached 2,468G, the number of overseas network nodes reached 82, and international roaming coverage reached 547 operators in 246 countries and regions.

Mobile Base Station Expansion (thousand)


329
183
375
239
2010
2011
GSM
3G


Coolpad 酷派
live smart
双网在握 面面智胜
3G双网双待・全兼容2G网络
19:25
Coolpad
酷派 W770
极速互联随我行

SALES AND MARKETING

Branding

In 2011, the Company continued to develop its branding practices, and the recognition of its "WO" brand was further enhanced. The Company continued to strengthen "WO 3G" branding efforts by carrying out promotional activities for "WO Family", "WO Business" and "WO Customer Care". The Company launched the new brand of "WO Pai" to proactively expand into the youth market. The Company also started the campaign to promote its broadband service brand. As a result, the Company has further improved its brand for full-service business and facilitated the development of its key businesses.

Sales and Marketing Strategy

In 2011, the Company strived to achieve scale development of the 3G business and stable development of its GSM business. The Company also focused on sales and marketing initiatives for broadband business with increased access speed. In respect of the 3G business, in order to accelerate its scale development, the Company improved 3G tariff plans and products, enhanced subsidy programs, developed win-win cooperation with third-party channels, and introduced a variety of smartphones. In respect of the broadband business, facing the convergence of the "three networks", the Company accelerated the deployment of FTTH and promoted sales and marketing activities on increased broadband access speed. Meanwhile, by vigorously promoting bundled services such as "WO Family" and "WO Business", the Company further enhanced its integrated business model, in which business integration has become a major force to drive the development of 3G, broadband and 2G businesses and the stabilization of fixed-line voice business.

In 2011, the Company further solidified its cooperation with mobile terminal vendors and enriched the offerings of "WO 3G" customised terminals, and established a rich portfolio which included a series of customised terminals for different consumer segments. The Company launched a series of thousand-RMB smartphones and substantially lowered the thresholds of smartphones. In addition, the Company further optimised handset subsidy programs and proactively promoted contract-based tariff plans, resulting in an increased percentage of contracted subscribers and an improved quality of 3G subscribers.

In 2011, the Company further strengthened the role of applications in driving business development. The Company consolidated operational resources and improved province-based new product development mechanism. The Company launched WO+ open platform for mobile Internet applications to increase its influence in the value chain through business model innovation.


这一刻,父子争霸赛如火如荼……同一刻,创新商业方案也在高速下载!
跟上想法的速度,就不会错过妙想
极速互联随我行
沃·3G

In 2011, capturing the opportunities arising from the industry informanization in China, the Company increased its efforts to expand into the corporate customer market and to promote industry applications. The Company optimised its sales and marketing system for corporate customers by establishing dedicated industry sales teams for large corporate accounts and grid-based sales network for small to medium size enterprises. The Company improved its supporting system for industry applications and focused on mobile OA, government enforcement, automotive information services, monitoring and surveillance, stock trading machine and proprietary Internet access. The Company organised over 3,000 industry applications exhibitions nationwide. In addition, the Company pushed forward strategic cooperation with industry leaders by signing cooperation agreements, and accelerated the development of the corporate accounts by cooperating with industry leaders on major projects.

Distribution Channels

In 2011, focusing on 3G experiential marketing and simplified supply and control management of 2G distribution channels, the Company adjusted the distribution layouts for its self-owned stores, third-party channels and e-channels, and further enhanced the scale, structure and capacity of its distribution channels. The Company accelerated the implementation of experiential marketing to transform its self-owned stores, and substantially raised their sales capabilities. The Company has signed strategic and comprehensive cooperation agreements with 13 national chain store companies, such as Suning and Guomei, as well as 80 regional chain store companies, resulting in a continuous breakthrough in third-party channel expansion. The Company proactively established a centralised management system for its distribution channels and strengthened commission management and control. The Company sped up the establishment of its e-channels and increased its sales and product offering capabilities by accelerating the deployment of self-service terminals and mini stores, and improving the functions of online stores, SMS stores and mobile stores. In 2011, the number of e-channel subscribers reached 110 million. The revenue generated from the e-channels amounted to RMB23.07 billion, up by 86% compared with last year.

Customer Care

In 2011, the Company improved its customer service system and further implemented plans of continuous improvement in customer service quality to support business development. The Company focused on improving customer service quality for its 3G and broadband subscribers by implementing a multi-layer response system for its 3G customers and a response time commitment for its broadband customers in connection with the broadband installation, moving and maintenance. The Company continued to improve its hotline service quality by increasing IVR self-service ratio and launching nationwide unified 10018 hotline dedicated to VIP customers. In addition, in order to proactively respond to customer needs, the Company leveraged the Internet to open official microblog for customer service and enhance online customer services applications.



Management's Discussion and Analysis of Financial Condition and Results of Operations

In 2011, the Company experienced a rapid growth in revenue, continuously optimised its revenue structure and steadily enhanced its market share, resulting in an improved profitability and a solid balance sheet structure.



LU YIMIN
Executive Director and President

FINANCIAL OVERVIEW[1]

I. OVERVIEW

In 2011, the Group's revenue was RMB209.15 billion, up by 22.2% compared with last year. Profit for the year was RMB4.21 billion, up by 20.0% compared with last year. Basic earnings per share[1] was RMB0.179, up by 14.0% compared with last year. EBITDA[3] was RMB63.40 billion, up by 6.7% compared with last year. EBITDA margin (EBITDA as a percentage of the total revenue) was 30.3%.

In 2011, net cash flow from operating activities was RMB66.49 billion, up by 0.2% compared with last year. Capital expenditure was RMB76.66 billion, which accounted for 36.7% of the Group's revenue, down by 4.4 percentage points compared with last year. Free cash flow (representing net cash flow from operating activities minus capital expenditures) was RMB-10.17 billion. Liabilities-to-assets ratio changed from 53.4% as at 31 December 2010 to 54.9% as at 31 December 2011. Net debt-to-equity ratio was 29.4%.

II. REVENUE

In 2011, the Group's revenue was RMB209.15 billion, of which, service revenue accounted for RMB185.87 billion, up by 13.4% compared with last year. Revenue from sales of telecommunications products was RMB23.28 billion.

Service revenue*
(RMB in billions)



163.89
185.87
10
11

* Please refer to Note 1 for explanations

The table below sets forth the composition of service revenue by operating segment, including as a percentage of the total service revenue for the years of 2011 and 2010.

	2011		2010	
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	185.87	100.0%	163.89	100.0%
Include: Mobile business	103.31	55.6%	82.45	50.3%
Include: 2G	70.57	38.0%	70.85	43.2%
3G	32.74	17.6%	11.60	7.1%
Fixed-line business	81.63	43.9%	79.75	48.7%
Include: Local telephone service	34.00	18.3%	40.12	24.5%
Broadband service	35.23	19.0%	29.82	18.2%

1. *Mobile Business*

In 2011, the Company achieved a rapid growth in its mobile business. Revenue from the mobile business was RMB126.53 billion, up by 41.2% compared with last year. Out of revenue from the mobile business, service revenue accounted for RMB103.31 billion, up by 25.3% compared with last year. The mobile value-added service revenue was RMB37.88 billion, up by 46.1% compared with last year and, as a percentage of service revenue from the mobile business increased from 31.4% in 2010 to 36.7% in 2011.

The Company's 3G business had a rapid growth. Service revenue from the 3G business was RMB32.74 billion in 2011 and as a percentage of service revenue from the mobile business increased from 14.1% in 2010 to 31.7% in 2011. GSM business was remained stable. Revenue from the GSM business was RMB70.57 billion, down by 0.4% compared with last year.

Service revenue from mobile business
(RMB in billions)


82.45
103.31
10
11

2. *Fixed-line Business*

In 2011, the Company increased its efforts in expanding broadband business and integrated business such as the bundled plans marketed under the brand "WO Family". The Company also endeavored to mitigate the scale of decline of the traditional fixed-line voice business and continued to optimise the fixed-line business structure. As a result, revenue from the fixed-line business remained stable. In 2011, revenue from the fixed-line business was RMB81.69 billion, of which, service revenue was RMB81.63 billion, up by 2.4% compared with last year.

The fixed-line broadband business continued to grow. Service revenue from broadband business was RMB35.23 billion, up by 18.1% compared with last year and, as a percentage of the service revenue from the fixed-line business, increased from 37.4% in 2010 to 43.2% in 2011. As a result of the decrease in the usage and the downward adjustments in tariffs of the fixed-line business, revenue from local telephone business[4] was RMB34.00 billion, down by 15.2% compared with last year.

Service revenue from fixed-line business*
(RMB in billions)


79.75
81.63
10
11

* Please refer to Note 1 for explanations

III. COSTS AND EXPENSES

In 2011, total costs and expenses[5] amounted to RMB203.57 billion, up by 22.1% compared with last year.

Analysis of costs and expenses
Percentage of costs and expenses to total revenue(%)


97.4
97.3
8.0
31.9
15.4
13.6
13.9
6.2
8.4
7.8
27.7
14.1
12.7
13.8
14.2
7.0
10
11

- Interconnection charges
- Depreciation and amortisation
- Networks, operation and support expenses
- Employee benefit expenses
- Selling and marketing expenses
- Costs of telecommunications products sold
- Others[#]

[#] including general, administrative and other expenses, finance cost, net of interest income and other income, net

Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below sets forth the major items of costs and expenses and their respective percentage of the total revenue for the years of 2011 and 2010:

	2011		2010	
(RMB in billions)	Total amount	As a percentage of total revenue	Total amount	As a percentage of total revenue
Total	203.57	97.3%	166.79	97.4%
Include: Interconnection charges	16.38	7.8%	13.73	8.0%
Depreciation and amortisation	58.02	27.7%	54.65	31.9%
Networks, operations and support expenses	29.45	14.1%	26.39	15.4%
Employee benefit expenses	26.60	12.7%	23.35	13.6%
Selling and marketing expenses	28.75	13.8%	23.73	13.9%
General, administrative and other expenses	14.84	7.1%	13.86	8.2%
Costs of telecommunications products sold	29.74	14.2%	10.69	6.2%
Finance costs, net of interest income	1.24	0.6%	1.61	0.9%
Other income-net	-1.45	-0.7%	-1.22	-0.7%

1. *Interconnection charges*

In 2011, the interconnection usage increased as the Company's number of subscribers and revenue grew rapidly. The interconnection charges amounted to RMB16.38 billion in 2011, up by 19.3% compared with last year and, as a percentage of total revenue, changed from 8.0% in 2010 to 7.8% in 2011. The interconnection charges from the mobile business were RMB17.44 billion in 2011, up by 20.7% compared with last year and, as a percentage of revenue from the mobile business, changed from 16.1% to 13.8%. The interconnection charges from the fixed-line business were RMB3.53 billion in 2011, down by 4.7% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 4.6% to 4.3%.

2. *Depreciation and amortisation*

In 2011, the Company further optimised its mobile network coverage and improved the network quality. In addition, the Company expedited the upgrade of fixed-line broadband network with increased access speed. With the expansion of the Company's networks and the increase in network assets, depreciation and amortisation charges in 2011 were RMB58.02 billion, up by 6.2% compared with last year and, as a percentage of total revenue, decreased from 31.9% in 2010 to 27.7% in 2011. The depreciation and amortisation charges from the mobile business were RMB26.15 billion in 2011, up by 11.9% compared with last year and, as a percentage of revenue from the mobile business, changed from 26.1% to 20.7%. The depreciation and amortisation charges from the fixed-line business was RMB29.36 billion in 2011, up by 1.1% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 36.3% to 35.9%.

3. *Networks, operations and support expenses*

Due to the expansion in network coverage and its relevant assets, as well as the increases in utilities charges and rental expenses, the Company incurred networks, operations and support expenses of RMB29.45 billion in 2011, up by 11.6% compared with last year. Networks, operations and support expenses, as a percentage of total revenue, decreased from 15.4% in 2010 to 14.1% in 2011. The networks, operations and support expenses from the mobile business were RMB4.27 billion in 2011, up by 37.4% compared with last year and, as a percentage of revenue from the mobile business, changed from 3.5% to 3.4%. The networks, operations and support expenses from the fixed-line business were RMB9.47 billion in 2011, up by 0.6% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 11.8% to 11.6%.

4. *Employee benefit expenses*

In 2011, as the average social wages continued to increase in China, the Company continued to implement its employee incentive, evaluation and allocation mechanism. The Company's employee benefit expenses in 2011 amounted to RMB26.60 billion, up by 13.9% compared with last year and, as a percentage of total revenue, changed from 13.6% in 2010 to 12.7% in 2011.

5. *Selling and marketing expenses*

In 2011, the Company responded proactively to the changes in market and expedited the development of social and electronic channels to boost sales. In addition, the Company continued to optimise its marketing strategies and improve customer maintenance. With the increase in the total revenue and number of subscribers, selling and marketing expenses in 2011 were RMB28.75 billion, up by 21.1% compared with last year and, as a percentage of total revenue, changed from 13.9% in 2010 to 13.8% in 2011. The selling and marketing expenses from the mobile business were RMB12.28 billion in 2011, up by 30.8% compared with last year and, as a percentage of revenue from the mobile business, changed from 10.5% to 9.7%. The selling and marketing expenses from the fixed-line business were RMB7.42 billion in 2011, up by 11.6% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 8.3% to 9.1%.

6. *General, administrative and other expenses*

In 2011, general, administrative and other expenses were RMB14.84 billion, up by 7.0% compared with last year and, as a percentage of total revenue, changed from 8.2% in 2010 to 7.1% in 2011. The administrative and office expenses were RMB3.56 billion, up by 3.8% compared with last year, but less than the growth of revenue. The general, administrative and other expenses from the mobile business were RMB2.49 billion in 2011, up by 14.5% compared with last year and, as a percentage of revenue from the mobile business, changed from 2.4% to 2.0%. The general, administrative and other expenses from the fixed-line business were RMB2.18 billion in 2011, up by 32.3% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 2.1% to 2.7%.

7. *Costs of telecommunications products sold*

In 2011, the Company continued to proactively promote the 3G handsets subsidy policies and launched a number of newly defined "Thousand RMB Smartphone" together with star handsets such as iPhone to step up the development of 3G contracting subscribers. As a result, the sales of all kinds of handsets grew significantly. The costs of telecommunications products sold was RMB29.74 billion in 2011, up by 178.3% compared with last year. Revenue from sales of telecommunications products in 2011 was RMB23.28 billion, up by 219.5% compared with last year. Loss on the sales of telecommunications products was RMB6.46 billion, of which, loss on the sales of 3G handsets ("3G handset subsidy cost") was RMB5.79 billion. The costs of telecommunications products sold from the mobile business were RMB29.63 billion in 2011, up by 182.3% compared with last year and, as a percentage of revenue from the mobile business, changed from 11.7% to 23.4%. The costs of telecommunications products sold from the fixed-line business was RMB0.11 billion, down by 41.3% compared with last year and, as a percentage of revenue from the fixed-line business, changed from 0.2% to 0.1%.

8. *Finance costs, net of interest income*

In 2011, finance costs, net of interest income, was RMB1.24 billion, down by RMB0.36 billion compared with last year, primarily driven by the appreciation of RMB, which resulted in a gain from foreign currency exchanges of RMB1.21 billion, up by RMB0.82 billion compared with last year. In 2011, interest expenses increased by RMB0.42 billion when compared with last year, primarily due to the increases in both the financing costs in the financial market (our overall cost of capital increased from 3.1% in 2010 to 3.7% in 2011) and the Company's interest-bearing debt.

9. *Other income-net*

In 2011, other income-net was RMB1.45 billion, up by RMB0.23 billion compared with last year, of which, dividend received from investment in Telefónica S.A. and others was RMB0.87 billion, up by RMB0.39 billion compared with last year.

IV. EARNINGS

1. *Profit before income tax*

In 2011, the Company's profit before income tax was RMB5.58 billion, up by 27.1% compared with last year. This was primarily due to the rapid development of business volumes and revenue growth which resulted in an improved profitability.

2. *Income tax*

In 2011, the Company's income tax was RMB1.37 billion and the effective tax rate was 24.5%, up by 5.2 percent points compared with 19.3% of last year. The increase in effective tax rate was mainly due to factors including no utilisation of tax loss and the decrease of non-taxable deferred fixed-line upfront connection fees in 2011.

3. *Profit for the year*

In 2011, the Company's profit for the year was RMB4.21 billion, up by 20.0% compared with last year. Basic earnings per share was RMB0.179, up by 14.0% compared with last year.

Profit for the year*
(RMB in billions)


4.21
3.51
10
11

* Please refer to Note 1 for explanations

V. EBITDA

The Company's EBITDA was RMB63.40 billion in 2011, up by 6.7% compared with last year. EBITDA margin (EBITDA as a percentage of the total revenue) was 30.3%.

EBITDA and EBITDA margin


63.40
59.43
34.7%
30.3%
10
11
EBIDTA (RMB in billions)
EBIDTA margin

VI. CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Company totaled RMB76.66 billion in 2011, which mainly consisted of investments in the 3G and GSM business, broadband and data business, and infrastructure and transmission networks. In 2011, capital expenditure attributable to mobile business was RMB25.99 billion; capital expenditure attributable to broadband and data business was RMB25.71 billion; and capital expenditure attributable to infrastructure and transmission networks was RMB15.42 billion.

In 2011, the Company's net cash flow from operating activities were RMB66.49 billion. Free cash flow was RMB-10.17 billion after the deduction of the capital expenditure in 2011.

The table below sets forth the major items of the capital expenditure in 2011.

	2011	
RMB (in billions)	**Total amount**	**As percentage**
Total	76.66	100.0%
Include: Mobile business	25.99	33.9%
Broadband and data business	25.71	33.5%
Infrastructure and transmission network	15.42	20.1%
Others	9.54	12.5%

VII. BALANCE SHEET

The Company's total assets increased from RMB441.27 billion as at 31 December 2010 to RMB456.23 billion as at 31 December 2011. Total liabilities increased from RMB235.61 billion as at 31 December 2010 to RMB250.34 billion as at 31 December 2011. The liabilities-to-assets ratio changed from 53.4% as at 31 December 2010 to 54.9% as at 31 December 2011. The debt-to-capitalisation ratio changed from 32.0% as at 31 December 2010 to 34.2% as at 31 December 2011. The net debt-to-capitalisation ratio was 29.4%.

As at 31 December 2011, the Company's net current liabilities (i.e. current liabilities minus current assets) changed from RMB155.91 billion as at 31 December 2010 to RMB175.12 billion. Taking into consideration of the Company's stable net cash inflow from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1: Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fee of RMB15 million for 2011 and RMB192 million for 2010.

Note 2: The Company completed the acquisition of the entire equity interest of China Unicom NewSpace Limited from China United Network Communications Group Company Limited on 1 December 2011, which was accounted for using merger accounting in accordance with Accounting Guideline 5 "Merger accounting for common control combinations" issued by the Hong Kong Institute of Certified Public Accountants in November 2005. Under IFRSs, the Company adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Note 3: EBITDA represents profit for the year before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

Note 4: Local telephone business includes local voice service, long-distance service, fixed-line value-added service and interconnection services.

Note 5: Including interconnection charges, depreciation and amortisation, networks, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, costs of telecommunications products sold, finance costs, interest income and other income-net.

Note 6: Revenue from the mobile business and the fixed-line business represents revenue from external customers, excluding inter-segment revenue.

Human Resources Development



2011 was an important year for the strategic transformation and fast growth of the Company. With "improving the efficiency of resource allocation and inspiring employees' vitality" as its target for human resources management, the Company made active efforts to reform the human resources management system and mechanism with a focus on increasing efficiency and improving the quality and capability of employees.

CONTINUOUSLY IMPROVING THE HUMAN RESOURCES MANAGEMENT SYSTEM AND ENHANCING THE EFFICIENCY

Driven by effectiveness, the Company carried out significant innovation in respect of the labour cost resource allocation model during the year. While constructing a labour cost evaluation system, the Company established a clear and quantifiable allocation mechanism which was geared to the frontline and matched with effectiveness and efficiency so as to increase the overall labour cost resource allocation and utilization efficiency. On the basis of post value, individual ability and performance contribution evaluation, the Company further improved the employee career development mechanism. The Company also innovated the remuneration distribution model and implemented a targeted, flexible and highly effective remuneration incentive strategy, which tremendously inspired the initiative of employees.

EMPHASIZING PERSONNEL TRAINING, CONTINUOUSLY ENHANCING THE QUALITY AND ABILITY OF PROFESSIONAL TALENT

The Company has put an emphasis on personnel training and optimization and continued to step up efforts in training middle and senior management during the year to enhance their leadership and competitiveness. Besides, the Company conducted IBM leadership reform training as well as senior management training jointly with Telefónica and organized intensive training in different disciplines for young and middle-aged reserve talents and leaders from provincial, municipal and county branches. The Company was also active in organizing and implementing the open recruitment of senior management and the recommendation and selection of reserve talents to facilitate the normalization of the competitive selection of senior management.

Meanwhile, the Company continued to provide comprehensive training courses for all other employees during the year so as to continually improve and enhance the quality and working capability of professionals and frontline employees. The Company established and improved the online college and implemented training bonus points, and run schools jointly with the Beijing University of Posts and Telecommunications to encourage employees to pursue on-the-job further studies in the key business development direction and in disciplines short of talents so as to further expand the ratio of employees with certificates in the relevant disciplines. At the same time, the Company organized and implemented skills certification for a total of 23,000 front-line employees divided into 12 groups in disciplines such as operation, marketing, customer service, transportation and maintenance. The Company also explored the model of establishing and managing specialist teams, actively introduced overseas talents, propelled internal talent exchanges, organized talent exchanges for 16 groups involving more than 260 posts to facilitate the proper allocation of high caliber professional talents.


我为中国喝彩!



Corporate Social Responsibility

In 2011, with sustainable development as the core and "integrating responsibility into core operations, focusing on enhancing customer perception, fulfilling social responsibilities jointly" as the guidance, the Company incorporated the duty performance requirement of "integrity, green, safety, vigour, responsibility" into the whole operating process of the Company and fulfilled its social responsibilities, achieving new progress and new results.

ENSURING SMOOTH COMMUNICATION

Being confronted with major events and natural disasters, the Company provided reliable communication support and a full range of disaster relief with a strong sense of social responsibility and fast responses and achieved "outstanding communication service support". The Company successfully completed important communication support tasks such as the 8th National Paralympics, the 26th Universiade and the International Horticultural Exposition by offering comprehensive support and seamless services. With meticulous deployment and coordination, the Company provided excellent communication network support for the successful docking of "Shenzhou 8" to "Tiangong 1" in the air and data and image transmission from the ground satellite control centres to all observation stations. The Company devoted full efforts to participating in actions such as the earthquake in Yingjiang, Yunnan, the forest fire in Funing, cold weather resistance and flood control and 7.23 train rescue and provided various emergency communication services and established information dissemination platforms, which won wide recognition from all sectors.

PROMOTING INFORMATION BENEFITS FOR PEOPLE

The Company enabled all users to share a better information life by innovating product application services, satisfying information consumption needs and enhancing customer perception. During the year, the two core services of the broadband and mobile businesses improved with increasing customer satisfaction. The provision of electronic self-services and information services benefiting people's livelihood were continually enriched with new contents, with the addition and improvement of self-service functions for all kinds of e-business offices. Information services such as appointment registration and online study and tutorial were launched to benefit the medical and education sectors and the scope of industry applications continued to expand. The Company provided comprehensive information services for more than 100,000 major customers and 4 million small and medium enterprise customers.

ASSISTING RURAL DEVELOPMENT

The Company facilitated the construction of the "Extension of Phone Coverage to Every Village Project" by completing 5,863 village phone coverage tasks in 12 provinces (regions) comprising Hebei, Inner Mongolia and Shanxi. These included providing phone coverage for 1,619 natural villages and broadband coverage for 4,244 administrative villages, establishing a good corporate image. The Company made use of information networks to enhance the information service system, enriched the means and content of rural information



应急通信
应急通信
China
unicom

services and continued to increase the popularity and service standard of "Rural Service Hotline 12316", "safety and mutual aid" and distance education services for rural cadres. As at the end of 2011, there were 544,000 "12316" business users, 206,000 "safety and mutual aid" sites and 223,000 distance education web sites for rural cadres.

PURIFYING THE NETWORK ENVIRONMENT

The Company took vigorous measures to carry out special actions in various key aspects such as website record-filing management, getting rid of resource sublease, regulating mobile Internet charge agency and controlling spam SMSs. 59 ISPs in violation of resource sublease were removed. A business daily call testing mechanism was established with the call testing business volume of almost 60,000. The rate of handling spam SMSs in a timely manner reached 98%. By facilitating the construction of information safety systems, the Company created a civilized, healthy, safe and orderly network environment.

PROMOTING GREEN DEVELOPMENT

The Company improved the energy conservation and emission reduction management system and propelled the implementation of energy conservation and emission reduction. Through stepping up the promotion of energy saving technologies such as integrated base stations and intelligent ventilation and heat exchange, implementing technological reforms and network downsizing and driving energy conservation and emission reduction in the whole society, the Company significantly reduced the growth of energy consumption and created a green environment for information life. Meanwhile, the Company was active in cooperating with other telecommunication operators and drove the joint construction and sharing of infrastructure such as towers, base stations, indoor distribution systems, poles, transmission lines and channels. In particular, the joint construction rate of towers reached 72%, with a sharing rate of 88%; the joint construction rate of poles reached 57%, with a sharing rate of 89%. In addition, through joint construction and sharing, the Company gave an impetus to the construction progress and construction effects for major projects such as the Qinghai-Tibet Railway, the China-India Fibre Optic Cable and the Beijing-Shanghai Railway, which increased the enterprise's economic and social benefits.

RETURNING THE COMMUNITY WITH SINCERE HEARTS

Helping the poor and offering aid to Tibet. The Company allocated poverty alleviation funds of RMB2.2 million to be used for implementing projects such as edible fungi greenhouse cultivation, fine dairy cattle introduction and poverty alleviation mutual aid fund as well as industrial poverty alleviation skills training. The Company also coordinated the donation of 130 second-hand computers to promote economic and social development in poverty-stricken areas. Besides, the Company continued to offer an aid to Geji County, Eli Region, Tibet and


发奋勤学

implemented five aid-Tibet projects, namely the housing project, village-level activity site construction, four villages and one town canteen supporting facilities, Yare Primary School expansion and low-rent housing supporting facilities construction, with an investment amount of RMB12.91 million, which further improved the living quality of people in Tibet.

Supporting education by donating funds. The Company paid attention to and supported education by establishing the "Shanghai Unicom – Xueyutongnian" charitable fund to support the development of Diexi Town Primary School. By establishing the "Unicom Future Youth Venture Capital Society", the Company provided employment, entrepreneurship, training and practice opportunities for more young people. The Company innovated the commonweal model and created the Love Club through points redemption to establish an activity platform for Unicom users with a caring heart. "China Unicom Chunlei Primary School" constructed with the aid of the Company was completed in Mianyang, Sichuan. This demonstrated the Company's care for the growth of left-behind children and its efforts in promoting a good atmosphere of showing one's caring heart and returning the community in the whole society.

Voluntary services. The Company encouraged and organized its employees to participate in volunteer actions and successively implemented commonweal activities such as care for children of migrant workers, care for blind children, supporting education, tree planting and afforestation and voluntary service culture dissemination, which won wide recognition from all circles of the community.

In 2012, the Company will speed up innovation and reforms to strengthen its operating capability. The Company and its industry chain partners will jointly create a mutual beneficial and win-win ecological environment and work together to open a new chapter for customer information life and the sustainable development of the Company with more diversified product application services and more steady and comprehensive duty performance.


穿越百年 历炼不凡
恒久承诺 服务民生


China
unicom中国联通

The board of directors (the "Board") of China Unicom (Hong Kong) Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2011.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and its subsidiaries are principally engaged in the provision of cellular, fixed line and broadband services in China.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2011 are set out on pages 83 to 84 of this annual report.

In view of the Group's performance during 2011, the Board recommends the payment of a final dividend of RMB0.10 per ordinary share ("2011 Final Dividend"), totaling approximately RMB2,356 million for the year ended 31 December 2011.

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 184 to 186 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2011.

Please refer to the financial statements on pages 79 to 183 for the operating results of the Group for the year ended 31 December 2011 and the respective financial positions of the Group and the Company as at that date.

LOANS

Please refer to Notes 20, 27 and 40.1(b) to the financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 21 to the financial statements for details of the promissory notes of the Group.

CONVERTIBLE BONDS

Please refer to Note 22 to the financial statements for details of the convertible bonds of the Group.

CORPORATE BONDS

Please refer to Note 23 to the financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPERS

Please refer to Note 26 to the financial statements for details of the commercial papers of the Group.

CAPITALISED INTEREST

Please refer to Note 6 to the financial statements for details of the interest capitalised by the Group for the year.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 6 to the financial statements for movements in the property, plant and equipment of the Group and the Company for the year.

CHARGE ON ASSETS

As at 31 December 2011, no property, plant and equipment was pledged to banks as loan security (31 December 2010: Nil).

SHARE CAPITAL

Please refer to Note 18 to the financial statements for details of the share capital of the Company.

RESERVES

Please refer to pages 85 to 87 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2011. As at 31 December 2011, the distributable reserve of the Company amounted to approximately RMB2,451 million (2010: approximately RMB2,015 million).

SUBSIDIARIES

Please refer to Note 11 to the financial statements for details of the Company's subsidiaries.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to pages 85 to 86 of this annual report for the Consolidated Statement of Changes in Equity and page 87 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 30 to the financial statements for details of the employee benefit expenses provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's sales to its five largest customers for the year ended 31 December 2011 did not exceed 30% of the Group's total turnover for the year.

The Group's purchases from its largest supplier for the year ended 31 December 2011 represented approximately 12.65% of the Group's total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2011 accounted for approximately 20.21% of the total purchases of the Group for the year.

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

    (a) the nominal value of the shares;

    (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 31 December 2011, 202,190,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.86% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 1,896,000 share options were held by the Directors and their associates as at 31 December 2011. Please refer to the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 31 December 2011 are governed by the terms of the Share Option Scheme.

During the year ended 31 December 2011, 2,544,000 options granted under the Share Option Scheme were exercised at an exercise price of HKD15.42 for each option.

2. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

A. *Grant of Special Unicom Options and Exercise Price*

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z/X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26. The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalization issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. *Exercise of Special Unicom Options*

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2013 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2013 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2013 (as extended by the Board). Any Special Purpose 2005 Unicom Option not exercised by 5 December 2013 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 31 December 2011, 189,291,158 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 723,840 share options were held by a Director as at 31 December 2011. All of the share options granted and outstanding as at 31 December 2011 are governed by the terms of the Special Purpose Share Option Scheme.

During the year ended 31 December 2011, 180,960 options granted under the Special Purpose Share Option Scheme were exercised at an exercise price of HKD5.57 for each option.

3. Interest of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[4]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2011[1]	Movement During the Period Granted[1]	Exercised[1]	Lapsed[1]	No. of Options Outstanding as at 31 December 2011[1]
Directors								
Chang Xiaobing	Beneficial owner	21 December 2004	6.20	526,000	—	—	—	526,000
(Chairman and CEO)	(Personal)	15 February 2006	6.35	746,000	—	—	—	746,000
								1,272,000
Lu Yimin	—	—	—	—	—	—	—	—
Tong Jilu	Beneficial owner	30 June 2001	15.42	292,000	—	292,000	—	—
	(Personal)	20 July 2004	5.92	92,000	—	—	—	92,000
		15 February 2006	6.35	460,000	—	—	—	460,000
	Beneficial owner	20 July 2004	5.92	32,000	—	—	—	32,000
	(Spouse)	15 February 2006	6.35	40,000	—	—	—	40,000
								624,000
Li Fushen	Beneficial owner (Personal)	15 October 2008	5.57	723,840	—	—	—	723,840
Cesareo Alierta Izuel	—	—	—	—	—	—	—	—
Cheung Wing Lam Linus	—	—	—	—	—	—	—	—
Wong Wai Ming	—	—	—	—	—	—	—	—
John Lawson Thornton	—	—	—	—	—	—	—	—
Chung Shui Ming Timpson	—	—	—	—	—	—	—	—
Cai Hongbin	—	—	—	—	—	—	—	—
Employees[2]		30 June 2001	15.42	4,058,000	—	2,252,000	1,806,000	—
		21 May 2003	4.30	8,956,000	—	—	—	8,956,000
		20 July 2004	5.92	40,900,000	—	—	—	40,900,000
		21 December 2004	6.20	128,000	—	—	—	128,000
		15 February 2006	6.35	150,310,000	—	—	—	150,310,000
		15 October 2008	5.57	99,818,810	—	180,960	—	99,637,850
		15 October 2008	8.26	88,929,468	—	—	—	88,929,468
								388,861,318[3]
Total				**396,012,118**				**391,481,158**

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. The number of share options outstanding as at 1 January 2011 include a total of 686,894 share options held by Mr. Zuo Xunsheng, who resigned as an executive director on 30 March 2011, as beneficial owner (personal).

3. The share options outstanding as at 31 December 2011 include approximately 23,440,000 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

4. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Share Option Scheme:		
30 June 2001	15.42	30 June 2001 to 22 June 2011
21 May 2003	4.30	21 May 2004 to 20 May 2013 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2013 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2013 (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2013 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2013 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2013 (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2013 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2013 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2013 (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2014 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2014 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2013 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2013 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2011 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

* In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" continued to be in force, the Board further extended the exercise periods of certain share options by one year in each of March 2010, 2011 and 2012 under the relevant terms of the Share Option Scheme. As at 31 December 2011, approximately 23,440,000 share options held by Transferred Personnel (as discussed in Note 3 above) remained valid.

Furthermore, in each of March 2010, 2011 and 2012, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

5. Details of share options exercised during the year ended 31 December 2011 are as follows:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before days of exercise of options HKD	Proceeds received HKD	Number of shares
30 June 2001	15.42	16.32	39,228,480	2,544,000
15 October 2008	5.57	15.62	1,007,947	180,960
			40,236,427	2,724,960

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2011, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2011:

		Ordinary Shares Held		Percentage of Total
		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1,2]	—	16,959,075,926	71.97%
(ii)	China United Network Communications Limited ("Unicom A Share Company")[1]	—	9,725,000,020	41.27%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	41.27%
(iv)	China Netcom Group Corporation (BVI) Limited ("Netcom Group BVI")[2,3]	7,008,353,115	225,722,791	30.70%
(v)	Telefónica S.A. ("Telefónica")[4]	—	2,254,378,708	9.57%
(vi)	Telefónica Internacional S.A.U.[4]	2,254,378,708	—	9.57%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Netcom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Netcom Group BVI holds 7,008,353,115 shares (representing 29.74% of the total issued shares) of the Company directly. In addition, Netcom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

4. Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U are deemed to be, and have therefore been included in, the interests of Telefónica.

Apart from the foregoing, as at 31 December 2011, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 18 to the consolidated financial statements for details of the share capital of the Company.

COMPOSITION OF THE BOARD

The Directors during the year were:

Executive Directors:

Chang Xiaobing (Chairman and CEO)
Lu Yimin
Tong Jilu
Li Fushen (appointed on 30 March 2011)
Zuo Xunsheng (resigned on 30 March 2011)

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin

Pursuant to the Articles of Association, Mr. Chang Xiaobing, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The personal biographies of the Directors proposed for re-election at the forthcoming annual general meeting (the "Directors for Re-Election") are set out in the section headed "Biographical Details of Directors and Senior Management" on pages 12 to 19 of this annual report. Save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election have not held any other directorship in any listed public companies in the last three years. In addition, save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election do not have any other relationship with any Director, senior management or substantial or controlling shareholders of the Company. Save as disclosed in this section, the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and Special Purpose Share Option Scheme" and "Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures", Directors for Re-Election do not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year's prior notice or to make payments equivalent to more than one year's emoluments to terminate the service (other than statutory compensation). However, they are subject to retirement by rotation at annual general meetings in accordance with the Articles of Association.

The remuneration package of Mr. Chang Xiaobing includes a basic annual salary of RMB300,000. The remuneration of Mr. Chang Xiaobing has been determined with reference to his duties and responsibilities in the Company, his respective experience and the prevailing market conditions. The remuneration package of Mr. Chang Xiaobing also includes discretionary bonus as recommended by the Remuneration Committee of the Company and approved by the Board based on his performance. The remuneration package of Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson includes an annual fee of HKD300,000 for being a non-executive director. Furthermore, the remuneration package of Mr. Cheung Wing Lam Linus includes an annual fee of HKD40,000 and HKD70,000 for being the Chairman of the Remuneration Committee and a member of the Audit Committee, respectively. The remuneration package of each of Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson includes an annual fee of HKD70,000, HKD20,000 and HKD20,000 for being a member of the Audit Committee, the Remuneration Committee and the Nomination Committee, respectively.
The remuneration of Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson has been determined with reference to their duties and the prevailing market conditions.

Save as disclosed in this annual report, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company nor there is any other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive directors (including Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson, all being Directors for Re-Election) are currently independent.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 31 December 2011, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" hereinabove for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 31 December 2011 under the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the year ended 31 December 2011 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 31 December 2011, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

DIRECTORS' INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive directors, as at 31 December 2011, the Directors did not have any material interests, whether directly or indirectly, in any significant contracts entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTOR'S INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed "Biographical Details of Directors and Senior Management" on pages 12 to 19 of this annual report for further details.

In addition, Mr. Chang Xiaobing, Chairman and Chief Executive Officer of the Company, has served as a director of Telefónica since May 2011. Mr. Cesareo Alierta Izuel, a Non- Executive Director of the Company, is a director of Telefónica and has served as an Executive Chairman of Telefónica since July 2000. Furthermore, Mr. Cesareo Alierta Izuel is a director of Telecom Italia.

Mr. Lu Yimin, an Executive Director and President of the Company, has served as a Non-Executive Director of PCCW Limited ("PCCW") since May 2008 and the Deputy Chairman of the Board of PCCW since November 2011. Mr. Lu has also served as a Non-Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li Fushen, an Executive Director and Chief Financial Officer of the Company since March 2011, has served as a Non-Executive Director of PCCW since July 2007, and as a Non-Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Zuo Xunsheng, who resigned as Executive Director and Senior Vice President of the Company in March 2011, has served as a Non-Executive Director and Deputy Chairman of PCCW during the period from July 2007 to November 2011.

Mr. Chung Shui Ming Timpson, an Independent Non-Executive Director of the Company, has served as an Outside Director of China Mobile Communications Corporation since September 2011.

Each of Telefónica, Telecom Italia, PCCW, HKT Limited, HKT Management Limited and China Mobile Communications Corporation, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2011 up to and including the date of this annual report.

EMOLUMENTS OF THE DIRECTORS

Please refer to Note 30 to the financial statements for details of the emoluments of the Directors.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2011, the Group had approximately 215,710 employees, 180 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 81,260 temporary staff in Mainland China. For the year ended 31 December 2011, employee benefit expenses were approximately RMB26.601 billion (for the year ended 31 December 2010: RMB23.348 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

CONTINUING CONNECTED TRANSACTIONS

As at 31 December 2011, Unicom Group is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

On 1 January 2009, the merger of China United Network Communications Corporation Limited ("CUCL") and China Netcom (Group) Company Limited ("CNC China"), both wholly-owned subsidiaries of the Company, through the absorption of CNC China by CUCL, became effective. Furthermore, on 6 January 2009, the Company was notified by its substantial shareholders, Unicom BVI and Netcom Group BVI, that the merger of Unicom Group and China Network Communications Group Corporation ("Netcom Group"), their respective parent companies, through the absorption of Netcom Group by Unicom Group, became effective. As a result of the above two mergers by absorption, the continuing connected transactions (and all associated rights and obligations thereunder) of Netcom Group and CNC China were assumed by Unicom Group and CUCL, respectively.

On 31 January 2009, CUCL completed the acquisition from Unicom Group and Netcom Group of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the "Fixed-line Business in Southern China") and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries ("Target Assets"); (iii) a 100% equity interest in Unicom Xingye Communication Technology Company Limited ("Unicom Xingye", formerly known as "Unicom Xingye Science and Technology Trade Company Limited") owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited ("CITDCI") owned by Unicom Group and (v) a 100% equity interest in China Unicom Information Navigation Company Limited ("New Guoxin", formerly known as "New Guoxin Telecom Corporation of China Unicom") owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the "Target Business" and the acquisition of the Target Business is referred to as the "2009 Business Combination".

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Telecommunications Company Limited ("Unicom New Horizon", formerly known as "Unicom New Horizon Mobile Telecommunications Company Limited ", a wholly-owned subsidiary of Unicom Group) entered into a network lease agreement (the "2008 Network Lease Agreement") in relation to the lease of the telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. The 2008 Network Lease Agreement expired on 31 December 2010. On 29 October 2010, CUCL and Unicom New Horizon entered into a new network lease agreement (the "2010 Network Lease Agreement") to renew the lease for a term of two years expiring on 31 December 2012. Under the 2010 Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.4 billion and RMB2.6 billion for the two financial years ending 31 December 2011 and 31 December 2012, respectively. The lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except that the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the Telecommunications Networks determined by an independent appraiser.

On 6 November 2007 and 12 August 2008, CUCL and/or CNC China with Unicom Group, Unicom New Horizon and/or Netcom Group entered into a series of agreements for continuing connected transactions, which expired on 31 December 2010. On 29 October 2010, CUCL and Unicom Group entered into an integrated service agreement (the "2010 Integrated Service Agreement") to renew certain continuing connected transactions. Pursuant to the 2010 Integrated Service Agreement, CUCL and Unicom Group shall provide certain services and facilities to each other and the receiving party shall pay the corresponding service fees in a timely manner. The 2010 Integrated Service Agreement is valid for a term of three years starting from 1 January 2011 and ending on 31 December 2013.

Details of the continuing connected transactions under the 2010 Integrated Service Agreement are as follows:

Agreement	Nature of Transactions	Consideration and Terms
(1) Telecommunications Resources Leasing	Unicom Group agrees to lease to CUCL: (a) certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and (b) certain other telecommunications facilities required by CUCL for its operations.	The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be determined with reference to market rates, or where there is no market rates, be agreed between the parties and determined on a cost-plus basis. CUCL and Unicom Group agree to settle the net rental charges and service charges due to Unicom Group on a quarterly basis. For the year ended 31 December 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB307 million.
(2) Property Leasing	CUCL and Unicom Group agree to lease each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).	The rental charges payable by CUCL and by Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. For the year ended 31 December 2011, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB954 million, and the rental charges paid by Unicom Group to CUCL was negligible.
(3) Provision of Value-added Telecommunications Services	Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value- added telecommunications services.	CUCL shall settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue shall be settled on a monthly basis. For the year ended 31 December 2011, the total revenue allocated to Unicom Group in relation to value-added telecommunications services amounted to approximately RMB51 million.

<table>
<tr><th>Agreement</th><th>Nature of Transactions</th><th>Consideration and Terms</th></tr>
<tr><td>(4) Provision of Equipment Procurement Services</td><td>Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL.

Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services.

In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement.</td><td>Charges for the provision of equipment procurement services are calculated at the rate of:

(a) up to 3% of the contract value of those procurement contracts in the case of domestic equipment procurement; and

(b) up to 1% of the contract value of those procurement contracts in the case of imported equipment procurement.

The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles (the "Pricing Principles"):

(a) the government fixed price;

(b) where there is no government fixed price but a government guidance price exists, the government guidance price;

(c) where there is neither a government fixed price nor a government guidance price, the market price; or

(d) where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The charges for the provision of storage and logistics services are determined by reference to the market price, which is determined by reference to the following:

(a) the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(b) the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.

The service charges due to Unicom Group will be settled on a monthly basis.

For the year ended 31 December 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB227 million.</td></tr>
</table>

Agreement	Nature of Transactions	Consideration and Terms
(5) Provision of Engineering Design and Construction Services	Unicom Group agrees to provide to CUCL engineering design, construction and supervision services and IT services. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.	The charges for the provision of engineering design and construction services are determined by reference to the market price, which is determined by reference to the following: (a) the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or (b) the price charged by an independent third party providing the services in mainland China in an ordinary business transaction. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,728 million.
(6) Provision of Ancillary Telecommunications Services	Unicom Group agrees to provide to CUCL ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers' acquisitions and servicing and other customers' services.	The charges payable are determined by reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2011, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB1,174 million.
(7) Provision of Comprehensive Support Services	Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (other than facilities covered under the Telecommunications Resources Leasing above), vehicles services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff training, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).	The charges payable are determined by reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2011, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB171 million, and the total services charges paid by Unicom Group to CUCL was RMB108 million.

Agreement	Nature of Transactions	Consideration and Terms
(8) Provision of Shared Services	Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following: (a) CUCL will provide headquarter human resources services to Unicom Group; (b) Unicom Group and CUCL will provide central business support services to each other; (c) CUCL will provide trust services related to the services referred to in (a) and (b) above to Unicom Group; and (d) Unicom Group will provide premises to CUCL and other shared services requested by its headquarters. In relation to the services referred to in (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.	Unicom Group and CUCL shall share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group. The shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. For the year ended 31 December 2011, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB177 million, and the total services charges paid by Unicom Group to CUCL was negligible.

Please refer to Note 40 to the financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2011.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2011.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company's independent auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 68 to 71 of this annual report in accordance with paragraph 14A.38 of the Listing Rules. A copy of the independent auditor's letter has been provided by the Company to the Hong Kong Stock Exchange.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA

On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the "Agreement to Enhance the Strategic Alliance").

Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica, through its wholly-owned subsidiary, Telefónica Internacional S.A.U., acquired 282,063,000 ordinary shares of HK$0.10 each in the capital of our company for an aggregate consideration of approximately US$500,000,000 in several transactions with third party executed in the period between 25 January 2011 and 7 September 2011.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica further agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/research and development, international business development, cooperation and the sharing of best practices. Furthermore, pursuant to the Agreement to Enhance the Strategic Alliance, Mr. Chang Xiaobing was appointed as a director to the board of directors of Telefónica in May 2011.

Please refer to the Company's announcement dated 23 January 2011 for details.

CORPORATE GOVERNANCE REPORT

Report on the Company's corporate governance is set out in "Corporate Governance Report" on pages 20 to 33.

MATERIAL LEGAL PROCEEDINGS

For the year ended 31 December 2011, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2011.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2011, the Group made charitable and other donations in an aggregate amount of approximately RMB7.24 million.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1) from 25 May 2012 to 29 May 2012, both days inclusive, for the purpose of ascertaining the shareholders' rights to attend and vote at the Annual General Meeting of the Company to be held on 29 May 2012 (or any adjournment thereof) (the "AGM"). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 May 2012; and

(2) from 4 June 2012 to 6 June 2012, both days inclusive, for the purpose of ascertaining the shareholders' entitlement to the 2011 Final Dividend. In order to qualify for the proposed 2011 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 1 June 2012. Subject to the approval by shareholders at the AGM, the 2011 Final Dividend is expected to be paid in Hong Kong dollars on or about 14 June 2012 to those members registered in the Company's register of members as at 6 June 2012 (the "Dividend Record Date").

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2011 FINAL DIVIDEND

Pursuant to (i) the "Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" (the "Notice") issued by the State Administration of Taxation of the People's Republic of China (the "SAT"); (ii) the "Enterprise Income Tax Law of the People's Republic of China" (the "Enterprise Income Tax Law") and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China" (the "Implementation Rules"); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2011 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the "Enterprise Income Tax"), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company's register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2011 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company's register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.

Shareholders who are not individual shareholders listed on the Company's register of members and who (i) are resident enterprises of the People's Republic of China (the "PRC") (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2011 Final Dividend, should lodge with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 1 June 2012, and present the documents from such shareholder's governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company's register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

INDEPENDENT AUDITOR

PricewaterhouseCoopers was the independent auditor of the Company for the year ended 31 December 2011 and has audited the accompanying financial statements. A resolution will be submitted by the Board at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's independent auditor for the year ending 31 December 2012.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 22 March 2012

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the "Meeting") of China Unicom (Hong Kong) Limited (the "Company") will be held on 29 May 2012 at 3:00 p.m. at Atrium I & II, 39/F, Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2011.

2. To declare a final dividend for the year ended 31 December 2011.

3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2012.

4. To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2012.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

(A) subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "**THAT:**

(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B) the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorized to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution."

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 5 April 2012

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong, at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2011 of RMB0.10 per share (the "2011 Final Dividend") and subject to the passing of the Resolution 2 above, the 2011 Final Dividend is expected to be paid in Hong Kong dollars on or about 14 June 2012 to those shareholders whose names appear on the Company's register of shareholders on 6 June 2012.

4. The register of members of the Company will be closed during the following periods:

   (1) from 25 May 2012 to 29 May 2012, both days inclusive, for the purpose of ascertaining the shareholders' rights to attend and vote at the Meeting (or any adjournment thereof). In order to qualify for attendance and voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 May 2012; and

   (2) from 4 June 2012 to 6 June 2012, both days inclusive, for the purpose of ascertaining the shareholders' entitlement to the 2011 Final Dividend. In order to qualify the proposed 2011 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 1 June 2012.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2011 annual report.

6. The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company's and the Stock Exchange's websites after the Meeting.

7. Shareholders are suggested to telephone the Company's hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.



Independent Auditor's Report

TO THE SHAREHOLDERS OF CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 79 to 183, which comprise the consolidated and company balance sheets as at 31 December 2011, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Independent Auditor's Report

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2012

Consolidated Balance Sheet

(All amounts in Renminbi ("RMB") millions)

	Note	As at 31 December		As at 1 January
			2010	2010
			As restated	As restated
		2011	(Note 2.2)	(Note 2.2)
ASSETS				
Non-current assets				
Property, plant and equipment	6	**381,859**	365,654	350,976
Lease prepayments	7	**7,657**	7,607	7,729
Goodwill	8	**2,771**	2,771	2,771
Deferred income tax assets	9	**5,091**	4,940	5,258
Financial assets at fair value through other comprehensive income	10	**6,951**	6,214	7,977
Other assets	12	**13,101**	11,756	11,597
		417,430	398,942	386,308
Current assets				
Inventories and consumables	13	**4,651**	3,728	2,412
Accounts receivable	14	**11,412**	9,304	8,835
Prepayments and other current assets	15	**6,127**	5,115	4,253
Amounts due from related parties	40.1	**22**	49	54
Amounts due from domestic carriers	40.2	**1,181**	1,261	1,134
Proceeds receivable for disposal of the CDMA business		**—**	—	5,121
Short-term bank deposits	16	**304**	273	996
Cash and cash equivalents	17	**15,106**	22,597	7,895
		38,803	42,327	30,700
Total assets		**456,233**	441,269	417,008
EQUITY				
Equity attributable to owners of the parent				
Share capital	18	**2,311**	2,310	2,310
Share premium	18	**173,472**	173,436	173,435
Reserves	19	**(20,016)**	(18,200)	(18,065)
Retained profits				
– Proposed final dividend	37	**2,356**	1,885	3,770
– Others		**47,775**	46,230	44,985
		205,898	205,661	206,435
Non-controlling interests		**—**	—	2
Total equity		**205,898**	205,661	206,437

Consolidated Balance Sheet

(All amounts in Renminbi ("RMB") millions)

		As at 31 December		As at 1 January
	Note	**2011**	2010 As restated (Note 2.2)	2010 As restated (Note 2.2)
LIABILITIES				
Non-current liabilities				
Long-term bank loans	20	**1,384**	1,462	759
Promissory notes	21	**15,000**	15,000	—
Convertible bonds	22	**11,118**	11,558	—
Corporate bonds	23	**7,000**	7,000	7,000
Deferred income tax liabilities	9	**17**	22	245
Deferred revenue		**1,801**	2,171	2,562
Other obligations	24	**88**	162	187
		36,408	37,375	10,753
Current liabilities				
Accounts payable and accrued liabilities	25	**95,252**	97,666	104,096
Taxes payable		**1,232**	1,483	908
Amounts due to ultimate holding company	40.1	**342**	229	308
Amounts due to related parties	40.1	**5,707**	5,180	5,410
Amounts due to domestic carriers	40.2	**1,344**	873	1,136
Payables in relation to disposal of the CDMA business		**—**	—	7
Commercial papers	26	**38,000**	23,000	—
Short-term bank loans	27	**32,322**	36,727	63,909
Current portion of long-term bank loans	20	**50**	58	62
Dividend payable		**488**	431	331
Current portion of deferred revenue		**882**	1,042	1,397
Current portion of other obligations	24	**2,586**	2,637	2,534
Advances from customers		**35,722**	28,907	19,720
		213,927	198,233	199,818
Total liabilities		**250,335**	235,608	210,571
Total equity and liabilities		**456,233**	441,269	417,008
Net current liabilities		**(175,124)**	(155,906)	(169,118)
Total assets less current liabilities		**242,306**	243,036	217,190

The notes on pages 91 to 183 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 22 March 2012 and signed on behalf of the Board by

Chang Xiaobing
Director

Li Fushen
Director

Balance Sheet

(All amounts in RMB millions)

	Note	As at 31 December 2011	2010 As restated (Note 2.2(d)(I)(ii))
ASSETS			
Non-current assets			
Property, plant and equipment	6	**28**	32
Investments in subsidiaries	11(a)	**159,774**	159,982
Deferred income tax assets	9	**820**	165
Loan to a subsidiary	11(b)	**11,480**	12,067
Financial assets at fair value through other comprehensive income	10	**6,837**	6,087
		178,939	178,333
Current assets			
Loans to subsidiaries	11(b)	**6,340**	6,653
Amounts due from subsidiaries	11(c)	**4,621**	4,147
Dividend receivable		**18,305**	14,782
Prepayments and other current assets	15	**6**	7
Cash and cash equivalents	17	**496**	615
		29,768	26,204
Total assets		**208,707**	204,537
EQUITY			
Equity attributable to owners of the parent			
Share capital	18	**2,311**	2,310
Share premium	18	**173,472**	173,436
Reserves	19	**(1,454)**	494
Retained profits			
– Proposed final dividend	37	**2,356**	1,885
– Others		**2,200**	287
Total equity		**178,885**	178,412

Balance Sheet

(All amounts in RMB millions)

	Note	As at 31 December	
		2011	2010 As restated (Note 2.2(d)(I)(ii))
LIABILITIES			
Non-current liabilities			
Loan from a subsidiary	11(b)	**11,480**	12,067
Current liabilities			
Accounts payable and accrued liabilities	25	**292**	115
Short-term bank loans	27	**15,112**	10,892
Amounts due to subsidiaries	11(c)	**176**	184
Taxes payable		**127**	403
Dividend payable	37	**479**	431
Amounts due to related parties	40.1	**2,156**	2,033
		18,342	14,058
Total liabilities		**29,822**	26,125
Total equity and liabilities		**208,707**	204,537
Net current assets		**11,426**	12,146
Total assets less current liabilities		**190,365**	190,479

The notes on pages 91 to 183 are an integral part of this financial statement.

Approved by the Board of Directors on 22 March 2012 and signed on behalf of the Board by:

Chang Xiaobing
Director

Li Fushen
Director

Consolidated Statement of Income

(All amounts in RMB millions, except per share data)

	Note	Year ended 31 December 2011	2010 As restated (Note 2.2)
Revenue	28	**209,167**	171,370
Interconnection charges		**(16,380)**	(13,727)
Depreciation and amortisation		**(58,021)**	(54,654)
Networks, operations and support expenses	29	**(29,449)**	(26,387)
Employee benefit expenses	30	**(26,601)**	(23,348)
Costs of telecommunications products sold	31	**(29,739)**	(10,688)
Other operating expenses	32	**(43,586)**	(37,597)
Finance costs	33	**(1,474)**	(1,749)
Interest income		**230**	143
Other income - net	35	**1,451**	1,221
Profit before income tax		**5,598**	4,584
Income tax expenses	9	**(1,371)**	(883)
Profit for the year		**4,227**	3,701
Profit attributable to:			
Owners of the parent		**4,227**	3,701
Earnings per share for profit attributable to owners of the parent during the year			
Basic earnings per share (RMB)	38	**0.18**	0.16
Diluted earnings per share (RMB)	38	**0.18**	0.16

Details of dividends attributable to owners of the parent for the years ended 31 December 2011 and 2010 are set out in Note 37.

The notes on pages 91 to 183 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(All amounts in RMB millions)

	Year ended 31 December	
	2011	2010 As restated (Note 2.2)
Profit for the year	**4,227**	3,701
Other comprehensive loss:		
Changes in fair value of financial assets through other comprehensive income	**(2,629)**	(1,777)
Tax effect on changes in fair value of financial assets through other comprehensive income	**656**	437
Changes in fair value of financial assets through other comprehensive income, net of tax	**(1,973)**	(1,340)
Currency translation differences	**(17)**	6
Other comprehensive loss for the year, net of tax	**(1,990)**	(1,334)
Total comprehensive income for the year	**2,237**	2,367
Total comprehensive income attributable to:		
Owners of the parent	**2,237**	2,367

The notes on pages 91 to 183 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(All amounts in RMB millions)

	Attributable to owners of the parent												Non-controlling interests	Total equity
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total		
Balance at 1 January 2010 (As previously reported)	2,310	173,435	79	567	106	6	–	24,251	–	(43,097)	48,808	206,465	2	206,467
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	–	–	–	–	–	–	–	8	–	121	(6)	123	–	123
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	–	–	–	–	(106)	–	–	–	–	–	(47)	(153)	–	(153)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (I) (ii))	–	–	–	–	–	(6)	6	–	–	–	–	–	–	–
Balance at 1 January 2010 (As restated)	2,310	173,435	79	567	–	–	6	24,259	–	(42,976)	48,755	206,435	2	206,437
Total comprehensive (loss)/income for the year	–	–	–	–	–	–	(1,340)	–	–	6	3,701	2,367	–	2,367
Transfer to statutory reserves	–	–	–	–	–	–	–	192	–	–	(192)	–	–	–
Appropriation to statutory reserves	–	–	–	–	–	–	–	379	–	–	(379)	–	–	–
Equity-settled share option schemes														
– Value of employee services	–	–	–	56	–	–	–	–	–	–	–	56	–	56
– Issuance of shares upon exercise of options	–	1	–	–	–	–	–	–	–	–	–	1	–	1
Issuance of convertible bonds (Note 22)	–	–	–	–	–	–	–	–	572	–	–	572	–	572
Dividends relating to 2009	–	–	–	–	–	–	–	–	–	–	(3,770)	(3,770)	–	(3,770)
Disposal of non-controlling interest	–	–	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Balance at 31 December 2010 (As restated)	2,310	173,436	79	623	–	–	(1,334)	24,830	572	(42,970)	48,115	205,661	–	205,661

Consolidated Statement of Changes in Equity

(All amounts in RMB millions)

	Attributable to owners of the parent											
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2011 (As previously reported)	2,310	173,436	79	623	56	(1,334)	–	24,822	572	(43,091)	48,368	205,841
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	–	–	–	–	–	–	–	3	–	121	15	144
Adjusted upon adoption of amended IFRS/HKFRS 1(Note 2.2 (d) (i) (i))	–	–	–	–	(56)	–	–	–	–	–	(268)	(324)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (i) (ii))	–	–	–	–	–	1,334	(1,334)	–	–	–	–	–
Balance at 1 January 2011 (As restated)	2,310	173,436	79	623	–	–	(1,334)	24,830	572	(42,970)	48,115	205,661
Total comprehensive (loss)/income for the year	–	–	–	–	–	–	(1,973)	–	–	(17)	4,227	2,237
Consideration for 2011 Business Combination under common control	–	–	–	–	–	–	–	(5)	–	(121)	(32)	(158)
Transfer of profits of entity under common control to Unicom Group in relation to 2011 Business Combination	–	–	–	–	–	–	–	–	–	–	(9)	(9)
Transfer to statutory reserves	–	–	–	–	–	–	–	15	–	–	(15)	–
Appropriation to statutory reserves	–	–	–	–	–	–	–	271	–	–	(271)	–
Equity-settled share option schemes:												
– Value of employee services	–	–	–	17	–	–	–	–	–	–	–	17
– Issuance of shares upon exercise of options	1	36	–	(2)	–	–	–	–	–	–	–	35
– Transfer between reserves upon lapsing of options	–	–	–	(1)	–	–	–	–	–	–	1	–
Dividends relating to 2010 (Note 37)	–	–	–	–	–	–	–	–	–	–	(1,885)	(1,885)
Balance at 31 December 2011	2,311	173,472	79	637	–	–	(3,307)	25,111	572	(43,108)	50,131	205,898

The notes on pages 91 to 183 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

(All amounts in RMB millions)

	The Company								
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Available-for-sale fair value reserve	Investment revaluation reserve	Convertible bonds reserve	Retained profits	Total equity
Balance at 1 January 2010 (As previously reported)	2,310	173,435	79	1,185	(122)	—	—	5,221	182,108
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (I) (ii))	—	—	—	—	122	(122)	—	—	—
Balance at 1 January 2010 (As restated)	2,310	173,435	79	1,185	—	(122)	—	5,221	182,108
Total comprehensive (loss)/income for the year	—	—	—	—	—	(1,276)	—	721	(555)
Equity-settled share option schemes:									
- Value of employee services	—	—	—	56	—	—	—	—	56
- Issuance of shares upon exercise of options	—	1	—	—	—	—	—	—	1
Issuance of convertible bonds (Note 22)	—	—	—	—	—	—	572	—	572
Dividends relating to 2009	—	—	—	—	—	—	—	(3,770)	(3,770)
Balance at 31 December 2010 (As restated)	2,310	173,436	79	1,241	—	(1,398)	572	2,172	178,412
Balance at 1 January 2011 (As previously reported)	2,310	173,436	79	1,241	(1,398)	—	572	2,172	178,412
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (I) (ii))	—	—	—	—	1,398	(1,398)	—	—	—
Balance at 1 January 2011 (As restated)	2,310	173,436	79	1,241	—	(1,398)	572	2,172	178,412
Total comprehensive (loss)/income for the year	—	—	—	—	—	(1,962)	—	4,268	2,306
Equity-settled share option schemes:									
- Value of employee services	—	—	—	17	—	—	—	—	17
- Issuance of shares upon exercise of options	1	36	—	(2)	—	—	—	—	35
- Transfer between reserves upon lapsing of options	—	—	—	(1)	—	—	—	1	—
Dividends relating to 2010 (Note 37)	—	—	—	—	—	—	—	(1,885)	(1,885)
Balance at 31 December 2011	2,311	173,472	79	1,255	—	(3,360)	572	4,556	178,885

The notes on pages 91 to 183 are an integral part of this financial statement.

Consolidated Statement of Cash Flows

(All amounts in RMB millions)

	Note	Year ended 31 December 2011	2010 As restated (Note 2.2)
Cash flows from operating activities			
Cash generated from operations	(a)	**70,362**	69,296
Interest received		**230**	149
Interest paid		**(3,205)**	(2,025)
Income tax paid		**(896)**	(1,044)
Net cash inflow from operating activities		**66,491**	66,376
Cash flows from investing activities			
Purchase of property, plant and equipment		**(77,861)**	(75,557)
Proceeds from disposal of property, plant and equipment and other assets		**1,431**	375
Dividends received from financial assets at fair value through other comprehensive income		**816**	416
Payment for investment in Telefónica S.A.		**(3,367)**	—
(Increase)/decrease short-term bank deposits		**(31)**	723
Purchase of other assets		**(3,958)**	(2,576)
Net cash outflow from investing activities of continuing operations		**(82,970)**	(76,619)
Net cash inflow from investing activities of discontinued operations in relation to disposal of the CDMA business		**—**	5,121
Net cash outflow from investing activities		**(82,970)**	(71,498)

Consolidated Statement of Cash Flows

(All amounts in RMB millions)

	Note	Year ended 31 December 2011	2010 As restated (Note 2.2)
Cash flows from financing activities			
Proceeds from exercise of share options		**35**	—
Proceeds from commercial papers		**61,867**	22,928
Proceeds from short-term bank loans		**55,242**	114,182
Proceeds from long-term bank loans		**—**	800
Proceeds from related party loans		**219**	—
Proceeds from issuance of promissory notes		**—**	14,954
Proceeds from issuance of convertible bonds		**—**	12,145
Repayment of commercial papers		**(47,000)**	—
Repayment of short-term bank loans		**(59,132)**	(141,364)
Repayment of long-term bank loans		**(43)**	(51)
Repayment of capital element of finance lease		**(130)**	(36)
Payment of prior year profit transfer		**—**	(64)
Dividends paid to owners of the parent	37	**(2,070)**	(3,670)
Net cash inflow from financing activities		**8,988**	19,824
Net (decrease)/increase in cash and cash equivalents		**(7,491)**	14,702
Cash and cash equivalents, beginning of year		**22,597**	7,895
Cash and cash equivalents, end of year	17	**15,106**	22,597
Analysis of the balances of cash and cash equivalents:			
Cash balances		**6**	6
Bank balances		**15,100**	22,591
		15,106	22,597

The notes on pages 91 to 183 are an integral part of these consolidated financial statements.

(All amounts in RMB millions)

(a) The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December	
	2011	2010 As restated (Note 2.2)
Profit before income tax	**5,598**	4,584
Adjustments for:		
Depreciation and amortisation	**58,021**	54,654
Interest income	**(230)**	(143)
Finance costs	**1,266**	1,736
Gain on disposal of property, plant and equipment and other assets	**(429)**	(5)
Gain on non-monetary assets exchange	**—**	(10)
Share-based compensation costs	**17**	56
Provision for doubtful debts	**2,645**	2,583
Dividends from financial assets at fair value through other comprehensive income	**(867)**	(485)
Changes in working capital:		
Increase in accounts receivable	**(4,753)**	(3,051)
Increase in inventories and consumables	**(923)**	(1,316)
Decrease in other assets	**230**	755
Increase in prepayments and other current assets	**(1,004)**	(868)
Decrease in amounts due from related parties	**27**	3
Decrease/(increase) in amounts due from domestic carriers	**80**	(127)
Increase in accounts payable and accrued liabilities	**3,574**	1,619
Increase in taxes payable	**13**	1,331
Increase in advances from customers	**6,815**	9,187
Decrease in deferred revenue	**(530)**	(746)
Decrease in amounts due to ultimate holding company	**(45)**	(79)
Increase/(decrease) in amounts due to related parties	**386**	(112)
Increase/(decrease) in amounts due to domestic carriers	**471**	(263)
Decrease in payables in relation to disposal of the CDMA business	**—**	(7)
Cash generated from operations	**70,362**	69,296

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding. After disposal of the CDMA business to China Telecom Corporation Limited ("China Telecom") on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the "Mobile business", the services aforementioned other than the Mobile business is hereinafter collectively referred to as the "Fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of the Company's registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Netcom Group Corporation (BVI) Limited ("Netcom Group BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Netcom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the "2011 Business Combination")

On 1 December 2011, China Unicom Broadband Online Limited Corporation ("Broadband Online", a wholly-owned subsidiary of China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited ("Unicom NewSpace") from Unicom Group for a total cash consideration of RMB158 million. The acquisition was completed on 1 December 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

2.2 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets at fair value through other comprehensive income. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises ("CAS") issued by the Ministry of Finance of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group's IFRSs/HKFRSs financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRSs/HKFRSs include the following:

- reversal of the revaluation surplus or deficit and related depreciation and amortisation charges arising from the revaluation of prepayments for the leasehold land and buildings performed by independent valuers for the purpose of reporting to relevant PRC government authorities;
- recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;
- additional capitalisation of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on 1 January 2007; and
- adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(a) *Business Combination of Entity and Business under Common Control*

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group's ultimate holding company before and after the acquisition.

Under HKFRSs, the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entity had always been under common control during all the periods presented.

(b) *Going Concern Assumption*

As at 31 December 2011, current liabilities of the Group exceeded current assets by approximately RMB175.1 billion (2010: approximately RMB155.9 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflows from operating activities;
- Approximately RMB206.8 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB136.5 billion was unutilised as at 31 December 2011; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2011 have been prepared on a going concern basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(c) *Critical Accounting Estimates and Judgment*

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(d) *Changes in accounting policies and disclosures*

(I) *New and amended standards adopted by the Group*

(i) Adoption of amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 "First-time Adoption International/Hong Kong Financial Reporting Standards" issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering ("IPO"). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statements, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after 1 January 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunication equipment of Mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 "Property, Plant and Equipment". Accordingly, the Group changed its accounting policy and measures all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognised as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) Changes in accounting policies and disclosures (continued)

(I) New and amended standards adopted by the Group (continued)

(i) Adoption of amended IFRS/HKFRS 1 (continued)

The impact from the retrospective application of amended IFRS/HKFRS 1 and the consequential changes in accounting policies for property, plant and equipment is summarised as follows:

	As at 1 January	**As at 31 December**		**Year ended 31 December**	
	2010	**2011**	2010	**2011**	2010
Change in measurement of property, plant and equipment (other than buildings and telecommunications equipment of Mobile business)					
Decrease in property, plant and equipment	(208)	**(536)**	(423)	**—**	—
Increase in deferred income tax assets	55	**134**	99	**—**	—
Decrease in revaluation reserve	106	**24**	56	**—**	—
Decrease in retained profits	47	**378**	268	**—**	—
Increase in depreciation and amortisation charge	—	**—**	—	**113**	215
Decrease in deferred tax expense	—	**—**	—	**(35)**	(44)

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) Changes in accounting policies and disclosures (continued)

(I) New and amended standards adopted by the Group (continued)

(i) Adoption of amended IFRS/HKFRS 1 (continued)

The following table summarises the changes to the 2010 comparative financial information in connection with the 2011 Business Combination and changes in accounting policies:

	As previously reported	2011 Business Combination	Changes in accounting policies	Eliminations	As restated
For the year ended 31 December 2010/ As at 31 December 2010					
Results of operations:					
Revenue	171,298	72	—	—	171,370
Profit for the year	3,851	21	(171)	—	3,701
Financial position:					
Non-current assets	399,245	21	(324)	—	398,942
Current assets	42,208	133	—	(14)	42,327
Total assets	441,453	154	(324)	(14)	441,269
Current liabilities	198,237	10	—	(14)	198,233
Total liabilities	235,612	10	—	(14)	235,608
Net assets	205,841	144	(324)	—	205,661

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) Changes in accounting policies and disclosures (continued)

(I) New and amended standards adopted by the Group (continued)

(ii) Early adoption of IFRS/HKFRS 9

On 1 January 2011, the Group early adopted IFRS/HKFRS 9 "Financial Instruments".

Upon the adoption of the standard, the Group:

- Classified its investments in equity instruments as those measured at fair value;
- Made an irrevocable election to recognise changes in fair value of these financial assets only through other comprehensive income. As a result of this election, all subsequent fair value or disposal gains/losses will not be recognised in the statement of income; and
- Transferred the balance of available-for-sale fair value reserve to investment revaluation reserve.

There was no impact on the Group's accounting for financial liabilities, as the new standard only affects the accounting for financial liabilities that are designated at fair value through profit and loss, and the Group did not have any such liabilities.

(iii) Adoption of other new and amended standards and interpretation

The following new and amended standards and interpretation are also adopted by the Group as at 1 January 2011, the adoption of these standards and interpretation did not have any significant impact on the Group's consolidated financial statements.

- IFRIC/HK(IFRIC) - Int 19, "Extinguishing financial liabilities with equity instruments". The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) Changes in accounting policies and disclosures (continued)

(I) New and amended standards adopted by the Group (continued)

(iii) Adoption of other new and amended standards and interpretation (continued)

- IFRS/HKFRS 3 (amendments), "Business combinations". The amendments clarify that only entities with present ownership instruments that entitle their holders to a pro rata share of the entity's net assets in the event of liquidation can choose to measure the non-controlling interest at fair value or the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The amendments also clarify that entities should apply the rules in IFRS/HKFRS 3 (not IFRS/HKFRS 7, IAS/HKAS 32 or IAS/HKAS 39) to contingent consideration that arose from business combinations with acquisition dates that precede the application of IFRS/HKFRS 3.

- IFRS/HKFRS 7 (amendments), "Financial instruments: disclosures". The amendments clarify certain disclosure requirements for financial instruments, with a particular focus on the qualitative disclosures and credit risk disclosures.

- IAS/HKAS 1 (amendments), "Presentation of financial statements". The amendments clarify that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

- IAS/HKAS 27 (amendments), "Consolidated and separate financial statements". The amendments clarify that the consequential amendments from IAS/HKAS 27 made to IAS/HKAS 21, "The effects of changes in foreign exchange rates", IAS/HKAS 28, "Investments in associates", and IAS/HKAS 31, "Interests in joint ventures", apply prospectively for annual periods beginning on or after 1 July 2009, or earlier when IAS/HKAS 27 is applied earlier.

- IAS/HKAS 34 (amendments), "Interim financial reporting". The amendments provide guidance to illustrate how to apply disclosure principles in IAS/HKAS 34 and add disclosure requirements around: i) the circumstances likely to affect fair values of financial instruments and their classification, ii) transfers of financial instruments between different levels of the fair value hierarchy, iii) changes in classification of financial assets, and iv) changes in contingent liabilities and assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) Changes in accounting policies and disclosures (continued)

(II) The following new and amended standards are not yet effective and have not been early adopted by the Group

- IFRS/HKFRS 7 (amendment), "Financial instruments: disclosures". This amendment will promote transparency in the reporting of transfer transactions and improve users' understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity's financial position, particularly those involving securitisation of financial assets.

- IAS/HKAS 1 (amendment), "Presentation of financial statements". This amendment requires entities to group items presented in 'other comprehensive income' (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

- IFRS/HKFRS 10, "Consolidated financial statements". This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

- IFRS/HKFRS 13, "Fair value measurements". This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs.

Management is assessing the impact of such new and amended standards and will adopt the relevant new and amended standards in the subsequent periods as required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Upon the disposal of subsidiaries, the difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal.

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income. IFRS 3 revised will be applied to any business combinations (other than business combinations under common control) in the future.

Upon the adoption of IFRSs in 2008, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRSs.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.



(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4 Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Board of Directors that makes strategic decisions.

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Property, Plant and Equipment

(a) *Construction-in-progress*

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of property, plant and equipment.

(b) *Property, plant and equipment*

Property plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Property, Plant and Equipment (Continued)

(c) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 – 30 years	3-5%
Telecommunications equipment of Mobile business	5 – 10 years	3-5%
Telecommunications equipment of Fixed-line business	5 – 10 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 – 10 years	3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.11).

(d) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income.

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition before the adoption of IFRS/HKFRS 3 revised. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.8 Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight line basis over the lease period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating mobile subscribers; (ii) capitalised installation costs of fixed-line services; (iii) computer software and (iv) prepaid rental for premises and leased lines.

(i) Capitalised direct incremental costs for activating mobile subscribers, including costs of SIM/USIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of mobile services, are deferred and amortised over the expected customer service periods of 3 years except when the direct incremental costs exceed the corresponding upfront non-refundable revenue. In such cases, the excess of the direct incremental costs over the non-refundable revenue are recorded immediately as expenses in the statement of income.

(ii) Capitalised installation costs of Fixed-line business are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iii) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(iv) Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10 Financial Assets

The Group classifies its financial assets into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition and the classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Following the adoption of IFRS/HKFRS 9 on 1 January 2011, investments and other financial assets of the Group held are classified under the following categories:

Financial assets measured at amortised cost

Investments are classified under this category if they satisfy both of the following conditions:

- The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and

- The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and are unleveraged.

Bank deposits, accounts receivable and other deposits are also classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sale proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10 Financial Assets (Continued)

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost.

Financial assets under this category are investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of a financial asset measured at fair value only through other comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognised on the transaction date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

2.11 Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset's fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12 Impairment of Financial Assets Carried at Amortised Costs

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortised cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13 Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group's telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.14 Accounts Receivable and Other Receivables

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2.15 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.16 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.17 Convertible Bonds

Compound financial instruments issued by the Group comprise convertible bonds that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of convertible bonds is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of convertible bonds is measured at amortised cost using the effective interest method. The equity component of a convertible bond is not re-measured subsequent to initial recognition except on conversion or expiry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18 Deferred Revenue, Advances from Customers and Subscriber Point Rewards Program

(a) Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of Fixed-line business and receipts from the activation of SIM/USIM cards relating to the Mobile business, which are deferred and recognised over the expected customer service period. Deferred revenue expected to be recognised in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

(b) Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenue upon the rendering of services.

(c) Subscriber point rewards program

The fair value of providing telecommunications services and the subscriber points reward is allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired. The fair value of deferred revenue is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

2.19 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.



(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20 Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to owners of the parent and no gain or loss shall be recognised in the statement of income. The par value of the Company's shares cancelled is transferred from share capital to the capital redemption reserve.

2.21 Employee Benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Medical insurance

The Group's contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(c) Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21 Employee Benefits (Continued)

(d) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the granted date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

2.22 Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.23 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

Sales of services and goods

- Usage fees and monthly fees are recognised when the service are rendered;

- Revenue from the provision of broadband, data and other Internet-related services are recognised when the services are provided to customers;

- Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognised on a straight-line basis over the lease term;

- Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers, is recognised when service is rendered;

- Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers;

- The Group offers promotional packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

- Revenue from information communications technology services is recognised when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognised only to the extent of recoverable costs incurred, and costs should be recognised as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognised as current expenses immediately and services revenue should not be recognised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25 Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

2.26 Dividend income

Dividend income is recognised when the right to receive payment is established.

2.27 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.28 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.29 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.30 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.



(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.31 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.32 Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow risk and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department at its headquarters, following the overall direction determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group's finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2011 and 2010, the Group had not entered into any forward exchange contracts or currency swap contracts.

As at 31 December 2011 and 2010, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB974 million and RMB12,467 million, respectively. As at 31 December 2011 and 2010, the Group had borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies amounting to RMB28,498 million and RMB25,407 million, respectively.

As at 31 December 2011, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognised additional exchange gains/losses of approximately RMB2,752 million (2010: exchange losses/gains of approximately RMB1,294 million) for cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (Continued)

(a) Market risk (continued)

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. ("Telefónica"). As at 31 December 2011, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the Group would have recorded additional change in fair value of approximately RMB684 million (2010: approximately RMB609 million).

(iii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group's interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related party loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2011 and 2010, the Group's borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group's outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group's financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2011 and 2010.

As at 31 December 2011, the Group had approximately RMB72,830 million (2010: approximately RMB60,092 million) of bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and other obligations under finance lease at fixed rates and approximately RMB34,278 million (2010: approximately RMB36,950 million) of bank loans and related party loans at floating rates.

For the year ended 31 December 2011, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses of the Group would have increased/decreased by approximately RMB135 million (2010: approximately RMB27 million).

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (Continued)

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as at 31 December 2011 and 2010 and 1 January 2010:

	2011	2010 (As restated)	1 January 2010 (As restated)
Short-term bank deposits			
State-owned banks in the PRC	**177**	131	861
Other banks	**127**	142	135
	304	273	996
Cash and cash equivalents			
State-owned banks in the PRC	**14,359**	22,039	7,560
Other banks	**747**	558	335
	15,106	22,597	7,895

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group's credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group (Note 14).

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including raising of bank loans and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying businesses, the Group's finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time period from the balance sheet date to the contractual maturity date.

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2011				
Long-term bank loans	101	898	163	391
Corporate bonds	355	5,268	270	2,039
Convertible bonds	87	87	11,742	—
Promissory notes	509	15,311	—	—
Other obligations	2,588	6	17	65
Accounts payable and accrued liabilities	91,735	—	—	—
Amounts due to related parties	5,719	—	—	—
Amounts due to ultimate holding company	342	—	—	—
Amounts due to domestic carriers	1,344	—	—	—
Commercial papers	39,150	—	—	—
Short-term bank loans	32,877	—	—	—
	174,807	21,570	12,192	2,495

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (continued)

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2010 (As restated)				
Long-term bank loans	103	94	1,004	533
Corporate bonds	355	355	5,535	2,180
Convertible bonds	91	91	12,452	—
Promissory notes	509	509	15,510	—
Other obligations	2,640	92	27	47
Accounts payable and accrued liabilities	94,937	—	—	—
Amounts due to related parties	5,178	—	—	—
Amounts due to ultimate holding company	229	—	—	—
Amounts due to domestic carriers	873	—	—	—
Commercial papers	23,621	—	—	—
Short-term bank loans	37,319	—	—	—
	165,855	1,141	34,528	2,760
At 1 January 2010 (As restated)				
Long-term bank loans	72	62	185	562
Corporate bonds	355	355	5,726	2,229
Other obligations	2,537	111	18	60
Accounts payable and accrued liabilities	101,582	—	—	—
Amounts due to related parties	5,402	—	—	—
Amounts due to ultimate holding company	308	—	—	—
Amounts due to domestic carriers	1,136	—	—	—
Payables in relation to disposal of the CDMA business	7	—	—	—
Short-term bank loans	64,752	—	—	—
	176,151	528	5,929	2,851

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (continued)

The Company	Note	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2011					
Short-term bank loans		15,305	—	—	—
Amounts due to related parties		2,168	—	—	—
Amounts due to subsidiaries		176	—	—	—
Loan from a subsidiary		268	268	11,959	—
Financial guarantee	41.4	87	87	11,742	—
		18,004	355	23,701	—
At 31 December 2010					
Short-term bank loans		10,999	—	—	—
Amounts due to a related party		2,046	—	—	—
Amounts due to subsidiaries		184	—	—	—
Loan from a subsidiary		121	121	12,429	—
Financial guarantee	41.4	91	91	12,452	—
		13,441	212	24,881	—

Regarding the Group's use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(b) for details.



(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

- To support the Group's stability and growth.

- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts plus non-controlling interests over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease included in other obligations, notes payables included in accounts payable and accrued liabilities, and certain amounts due to related parties, as shown in the consolidated balance sheet. Total equity represents equity attributable to owners of the parent plus non-controlling interests as shown in the consolidated balance sheet.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2 Capital risk management (Continued)

The Group's debt-to-capitalisation ratios are as follows:

	2011	2010 (As restated)	1 January 2010 (As restated)
Interest-bearing debts:			
– Commercial papers	**38,000**	23,000	—
– Short-term bank loans	**32,322**	36,727	63,909
– Promissory notes	**15,000**	15,000	—
– Long-term bank loans	**1,384**	1,462	759
– Convertible bonds	**11,118**	11,558	—
– Corporate bonds	**7,000**	7,000	7,000
– Obligations under finance lease included in other obligation	**—**	78	103
– Amounts due to related parties	**2,156**	2,033	2,104
– Notes payables included in accounts payable and accrued liabilities	**—**	—	500
– Current portion of long-term bank loans	**50**	58	62
– Current portion of obligations under finance lease	**78**	126	26
	107,108	97,042	74,463
Non-controlling interests	**—**	—	2
Interest-bearing debts plus non-controlling interests	**107,108**	97,042	74,465
Total equity:			
– Equity attributable to owners of the parent	**205,898**	205,661	206,435
– Non-controlling interests	**—**	—	2
	205,898	205,661	206,437
Interest-bearing debts plus total equity	**313,006**	302,703	280,902
Debt-to-capitalisation ratio	**34.2%**	32.1%	26.5%

The increase in debt-to-capitalisation ratio during 2011 and 2010 resulted primarily from the issuance of commercial papers, promissory notes and convertible bonds to finance the telecommunications networks construction which partially offset by repayment of short-term bank loans.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets that are measured at fair value at 31 December 2011:

	The Group			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial assets at fair value through other comprehensive income				
– Equity securities	**6,951**	**—**	**—**	**6,951**

The following table presents the Group's assets that are measured at fair value at 31 December 2010:

	The Group (As restated)			
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through other comprehensive income				
– Equity securities	6,214	—	—	6,214

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended 31 December 2011 and 2010, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

(b) Impairment of non-financial assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management's assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group's results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2011 and 2010.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.1 Critical accounting estimates and assumptions (Continued)

(c) Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognised revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,091 million as at 31 December 2011 (2010: approximately RMB4,940 million). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group's results or financial position.

4.2 Critical judgments in applying the Group's accounting policies

(a) Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortises upfront activation fees of SIM/USIM cards of the Mobile business over the expected customer service period of 3 years (2010: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also deferred and amortised over the same expected customer service period of 3 years.

The Group defers and amortises upfront customer connection and installation fees of the Fixed-line business over the expected customer service period of 10 years (2010: approximately 10 years). The related direct incremental installation costs are deferred and amortised over the same expected customer service period of 10 years.

The Group only defers costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(a) Recognition of upfront non-refundable revenue and direct incremental costs (Continued)

The Group estimates the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenue and direct incremental costs may change for future periods.

(b) Lease of Telecommunications Networks in Southern China

On 16 December 2008, CUCL, Unicom Group, China Network Communications Group Corporation ("Netcom Group", which merged with Unicom Group in January 2009) and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) entered into an agreement (the "Network Lease Agreement") in relation to the lease (the "Lease") of the fixed-line telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ended 31 December 2009 and 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.

Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. In addition, at the inception of the Network Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the fixed line business in Southern China. It was highly uncertain whether the Group would continue to lease the network in the future, and was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the Telecommunications Networks in Southern China substantially remained with Unicom New Horizon, accordingly, the Group accounted for the leasing of the Telecommunications Networks in Southern China as an operating lease.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(b) Lease of Telecommunications Networks in Southern China (Continued)

On 29 October 2010, CUCL and Unicom New Horizon entered into a new network lease agreement ("2011-2012 Network Lease Agreement") to renew the Lease. The 2011-2012 Network Lease Agreement has a term of two years expiring on 31 December 2012 on the same terms and conditions as the Network Lease Agreement, except that the annual fee payable by CUCL for such lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. At the time of entering into the 2011-2012 Network Lease Agreement, the Group reassessed the appropriate classification of the lease. The Group still believed the uncertainties of the fixed line business in Southern China continue to exist, particularly due to the fact that (i) the growth of the Fixed-line business in Southern China was not significant; (ii) the uncertainty of the future success of Fixed-line business in Southern China arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Accordingly, at the inception of the 2011-2012 Network Lease Agreement, the Group was still unable to determine whether it would renew the lease after the two-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remain with Unicom New Horizon, and concluded the leasing of Telecommunications Networks in Southern China in accordance with the 2011-2012 Network Lease Agreement is accounted for as an operating lease.

The operating lease expenses of RMB2.2 billion and RMB2.4 billion were recorded in the consolidated statement of income for the years ended 31 December 2010 and 2011, respectively, but the carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheets as at 31 December 2010 and 2011.

5. SEGMENT INFORMATION

The CODM has been identified as the Board of Directors ("the BOD") of the Company which regularly reviews the Group's internal reporting in order to assess performance and allocate resources, and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group's operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

- Mobile business — the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

- Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.

The CODM evaluates results of each operating segments based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also include other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenues between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (CONTINUED)

5.1 Operating Segments

	2011					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Service revenue	103,307	81,642	184,949	936	—	185,885
Sales of telecommunications products	23,219	63	23,282	—	—	23,282
Total revenue from external customers	126,526	81,705	208,231	936	—	209,167
Intersegment revenue	209	4,399	4,608	778	(5,386)	—
Total revenue	126,735	86,104	212,839	1,714	(5,386)	209,167
Interconnection charges	(17,442)	(3,533)	(20,975)	—	4,595	(16,380)
Depreciation and amortisation	(26,151)	(29,358)	(55,509)	(2,630)	118	(58,021)
Networks, operations and support expenses	(4,270)	(9,467)	(13,737)	(15,716)	4	(29,449)
Employee benefit expenses	—	—	—	(26,772)	171	(26,601)
Costs of telecommunications products sold	(29,626)	(113)	(29,739)	—	—	(29,739)
Other operating expenses	(14,773)	(9,600)	(24,373)	(19,582)	369	(43,586)
Finance costs	—	—	—	(2,114)	640	(1,474)
Interest income	—	—	—	870	(640)	230
Other income - net	—	—	—	1,451	—	1,451
Segment profit/(loss) before income tax	34,473	34,033	68,506	(62,779)	(129)	5,598
Income tax expenses						(1,371)
Profit for the year						4,227
Attributable to:						
Owners of the parent						4,227
Other information:						
Provision for doubtful debts	(2,076)	(569)	(2,645)	—	—	(2,645)
Capital expenditures under accrual basis for segment assets (a)	25,994	39,985	65,979	10,680	—	76,659

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (CONTINUED)

5.1 Operating Segments (Continued)

	2010 (As restated)					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Service revenue	82,449	79,942	162,391	1,692	—	164,083
Sales of telecommunications products	7,173	114	7,287	—	—	7,287
Total revenue from external customers	89,622	80,056	169,678	1,692	—	171,370
Intersegment revenue	205	4,233	4,438	742	(5,180)	—
Total revenue	89,827	84,289	174,116	2,434	(5,180)	171,370
Interconnection charges	(14,452)	(3,706)	(18,158)	—	4,431	(13,727)
Depreciation and amortisation	(23,362)	(29,028)	(52,390)	(2,336)	72	(54,654)
Networks, operations and support expenses	(3,106)	(9,409)	(12,515)	(13,876)	4	(26,387)
Employee benefit expenses	—	—	—	(23,538)	190	(23,348)
Costs of telecommunications products sold	(10,495)	(193)	(10,688)	—	—	(10,688)
Other operating expenses	(11,565)	(8,298)	(19,863)	(18,044)	310	(37,597)
Finance costs	—	—	—	(1,985)	236	(1,749)
Interest income	—	—	—	379	(236)	143
Other income - net	—	—	—	1,221	—	1,221
Segment profit/(loss) before income tax	26,847	33,655	60,502	(55,745)	(173)	4,584
Income tax expenses						(883)
Profit for the year						3,701
Attributable to:						
Owners of the parent						3,701
Other information:						
Provision for doubtful debts	(1,927)	(649)	(2,576)	(7)	—	(2,583)
Capital expenditures under accrual basis for segment assets (a)	29,623	34,393	64,016	6,177	—	70,193

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (CONTINUED)

5.1 Operating Segments (Continued)

	31 December 2011					
				Reconciling items		
	Mobile business	**Fixed-line business**	**Subtotal**	**Unallocated amounts**	**Eliminations**	**Total**
Total segment assets	**177,049**	**233,212**	**410,261**	**48,026**	**(2,054)**	**456,233**
Total segment liabilities	**79,397**	**52,023**	**131,420**	**120,337**	**(1,422)**	**250,335**

	31 December 2010 (As restated)					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	170,979	225,445	396,424	46,446	(1,601)	441,269
Total segment liabilities	74,137	48,386	122,523	114,184	(1,099)	235,608

(a) Capital expenditures under accrual basis under "unallocated amounts" represent capital expenditures on common facilities, which benefit all operating segments.

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended 31 December 2011 and 2010 is as follows:

	The Group						
	2011						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress	Total
Cost:							
Beginning of year (As previously reported)	53,782	239,604	398,340	42,894	2,321	59,245	796,186
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	15	14	—	6	—	—	35
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	—	—	(4,240)	—	—	—	(4,240)
Beginning of year (As restated)	53,797	239,618	394,100	42,900	2,321	59,245	791,981
Additions	30	78	101	25	32	72,645	72,911
Transfer from CIP	3,089	25,967	45,587	1,995	570	(77,208)	—
Disposals	(134)	(5,710)	(11,115)	(906)	(169)	—	(18,034)
End of year	56,782	259,953	428,673	44,014	2,754	54,682	846,858
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(16,671)	(112,950)	(270,633)	(28,796)	(1,060)	(16)	(430,126)
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	(3)	(11)	—	(4)	—	—	(18)
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	—	—	3,817	—	—	—	3,817
Beginning of year (As restated)	(16,674)	(112,961)	(266,816)	(28,800)	(1,060)	(16)	(426,327)
Charge for the year	(2,272)	(17,863)	(30,690)	(4,389)	(523)	—	(55,737)
Disposals	128	5,452	10,432	873	169	—	17,054
Impairment transfer out	—	—	11	—	—	—	11
End of year	(18,818)	(125,372)	(287,063)	(32,316)	(1,414)	(16)	(464,999)
Net book value:							
End of year	37,964	134,581	141,610	11,698	1,340	54,666	381,859
Beginning of year	37,123	126,657	127,284	14,100	1,261	59,229	365,654

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	The Group						
	2010 (As restated)						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress	Total
Cost:							
Beginning of year (As previously reported)	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	15	36	—	6	—	—	57
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	—	—	(4,201)	—	—	—	(4,201)
Beginning of year (As restated)	49,379	206,959	364,822	41,420	1,886	64,172	728,638
Additions	147	536	1,260	82	114	65,778	67,917
Transfer from CIP	4,336	33,505	30,199	2,087	578	(70,705)	—
Disposals	(65)	(1,382)	(2,181)	(689)	(257)	—	(4,574)
End of year (As restated)	53,797	239,618	394,100	42,900	2,321	59,245	791,981
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	(3)	(23)	—	(4)	—	—	(30)
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	—	—	3,993	—	—	—	3,993
Beginning of year (As restated)	(14,661)	(97,864)	(239,062)	(25,141)	(909)	(25)	(377,662)
Charge for the year	(2,075)	(16,351)	(29,734)	(4,315)	(408)	—	(52,883)
Disposals	62	1,254	1,979	656	257	—	4,208
Impairment transfer out	—	—	1	—	—	9	10
End of year (As restated)	(16,674)	(112,961)	(266,816)	(28,800)	(1,060)	(16)	(426,327)
Net book value:							
End of year (As restated)	37,123	126,657	127,284	14,100	1,261	59,229	365,654
Beginning of year (As restated)	34,718	109,095	125,760	16,279	977	64,147	350,976

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As at 31 December 2011, the net book value of assets held under finance leases was approximately RMB197 million (2010: approximately RMB219 million).

For the year ended 31 December 2011, interest expense of approximately RMB1,151 million (2010: approximately RMB804 million) was capitalised to construction-in-progress. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.84% to 5.04% for the year ended 31 December 2011 (2010: 3.60% to 4.56%).

For the year ended 31 December 2011, the Group recognised a gain on disposal of property, plant and equipment of approximately RMB418 million (2010: a loss of approximately RMB17 million).

	The Company		
	Telecom-munications equipment	**Office furniture, fixtures, motor vehicles and others**	**Total**
Cost:			
At 1 January 2011	**54**	**7**	**61**
Additions	**—**	**2**	**2**
Disposals	**(3)**	**(2)**	**(5)**
At 31 December 2011	**51**	**7**	**58**
Accumulated depreciation:			
At 1 January 2011	**(24)**	**(5)**	**(29)**
Charge for the year	**(3)**	**(1)**	**(4)**
Disposals	**1**	**2**	**3**
At 31 December 2011	**(26)**	**(4)**	**(30)**
Net book value:			
At 31 December 2011	**25**	**3**	**28**
Cost:			
At 1 January 2010	56	8	64
Disposals	(2)	(1)	(3)
At 31 December 2010	54	7	61
Accumulated depreciation:			
At 1 January 2010	(21)	(6)	(27)
Charge for the year	(4)	—	(4)
Disposal	1	1	2
At 31 December 2010	(24)	(5)	(29)
Net book value:			
At 31 December 2010	30	2	32

(All amounts in RMB millions unless otherwise stated)

7. LEASE PREPAYMENTS – GROUP

The Group's long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analysed as follows:

	The Group	
	2011	2010
Held on:		
Leases of between 10 to 50 years	**7,536**	7,533
Leases of less than 10 years	**121**	74
	7,657	7,607

For the year ended 31 December 2011, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB239 million (2010: approximately RMB249 million).

8. GOODWILL – GROUP

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group's cash-generating units ("CGU"). As at 31 December 2011 and 2010, all the carrying value of goodwill was attributable to the Mobile business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operating results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the operating segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2011 and 2010 and no reasonable change to the assumptions would lead to an impairment charge.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2010: 16.5%) on the estimated assessable profits for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company's subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2010: 25%).

	Note	The Group	
		2011	2010 (As restated)
Provision for income tax on the estimated taxable profits for the year			
– Hong Kong		**20**	18
– Outside Hong Kong		**734**	302
Adjustments to prior years' current tax outside Hong Kong	(i)	**117**	31
		871	351
Deferred taxation		**500**	532
Income tax expenses		**1,371**	883

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	The Group	
		2011	2010 (As restated)
Applicable PRC statutory tax rate		**25.0%**	25.0%
Non-deductible expenses		**1.3%**	1.3%
Effect of withholding income tax for interest receivable from inter-company loans		**0.5%**	—
Adjustments to prior years' current tax	(i)	**2.1%**	0.7%
Non-taxable income			
– Upfront installation fees arising from Fixed-line business		**(0.5%)**	(2.0%)
Impact of PRC preferential tax rates and tax holiday		**(2.4%)**	(2.2%)
Utilisation of previously unrecognised tax losses		**—**	(1.7%)
Others		**(1.5%)**	(1.8%)
Effective tax rate		**24.5%**	19.3%

(i) This item included certain non-deductible prior years' expenses found during the regular examination by tax bureaus and the difference resulted from prior years' accruals and actual settlement upon the completion of the tax filing during the year.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
Deferred tax assets:			
– Deferred tax asset to be recovered after 12 months	**4,127**	4,342	3,234
– Deferred tax asset to be recovered within 12 months	**1,665**	1,566	2,869
	5,792	5,908	6,103
Deferred tax liabilities:			
– Deferred tax liabilities to be settled after 12 months	**(596)**	(483)	(679)
– Deferred tax liabilities to be settled within 12 months	**(105)**	(485)	(166)
	(701)	(968)	(845)
Net deferred tax assets after offsetting	**5,091**	4,940	5,258
Deferred tax assets:			
– Deferred tax asset to be recovered after 12 months	**—**	18	47
– Deferred tax asset to be recovered within 12 months	**—**	7	59
	—	25	106
Deferred tax liabilities:			
– Deferred tax liabilities to be settled after 12 months	**(14)**	(43)	(57)
– Deferred tax liabilities to be settled within 12 months	**(3)**	(4)	(294)
	(17)	(47)	(351)
Net deferred tax liabilities after offsetting	**(17)**	(22)	(245)

	The Company	
	2011	2010
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**1,130**	475
– Deferred tax asset to be recovered within 12 months	**—**	—
	1,130	475
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(310)**	(310)
– Deferred tax liabilities to be settled within 12 months	**—**	—
	(310)	(310)
Net deferred tax assets after offsetting	**820**	165

There were no material unrecognised deferred tax assets and liabilities as at 31 December 2011 and 2010.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

The movement of the net deferred tax assets/liabilities is as follows:

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
Net deferred tax assets after offsetting:			
– Beginning of year	**4,940**	5,258	5,354
– Deferred tax charged to the statement of income	**(493)**	(785)	(96)
– Deferred tax credited to other comprehensive income	**644**	467	—
– End of year	**5,091**	4,940	5,258
Net deferred tax liabilities after offsetting:			
– Beginning of year	**(22)**	(245)	(16)
– Deferred tax (charged)/credited to the statement of income	**(7)**	253	(262)
– Deferred tax credited/(charged) to other comprehensive income	**12**	(30)	33
– End of year	**(17)**	(22)	(245)

	The Company	
	2011	2010
Net deferred tax assets/(liabilities) after offsetting:		
– Beginning of year	**165**	(225)
– Deferred tax credited/(charged) to the statement of income	**1**	(35)
– Deferred tax credited to other comprehensive income	**654**	425
– End of year	**820**	165

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	The Group						
Deferred tax assets:	**Provision for doubtful debts**	**Impairment loss on property, plant and equipment**	**Unrecognised revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations (Note (ii))**	**Accruals of expenses not yet deductible for tax purpose**	**Changes in fair value on financial assets through other comprehensive income**	**Others**	**Total**
At 1 January 2010 (As restated)	1,064	2,137	1,879	418	41	670	6,209
(Charged) /credited to the statement of income	(17)	(941)	(68)	291	—	33	(702)
Credited to other comprehensive income	—	—	—	—	426	—	426
At 31 December 2010 (As restated)	1,047	1,196	1,811	709	467	703	5,933
(Charged) /credited to the statement of income	**(72)**	**(1,179)**	**(64)**	**479**	**—**	**41**	**(795)**
Credited to other comprehensive income	**—**	**—**	**—**	**—**	**654**	**—**	**654**
At 31 December 2011	**975**	**17**	**1,747**	**1,188**	**1,121**	**744**	**5,792**

	The Group					
Deferred tax liabilities:	**Capitalisation and amortisation of direct incremental costs**	**Capitalised interest already deducted for tax purpose**	**Realised gain on changes in fair value of derivative financial instrument in 2009**	**Changes in fair value on financial assets through other comprehensive income**	**Others**	**Total**
At 1 January 2010 (As restated)	(108)	(707)	(310)	(23)	(48)	(1,196)
Credited/(charged) to the statement of income	2	182	—	—	(14)	170
Credited to other comprehensive income	—	—	—	11	—	11
At 31 December 2010 (As restated)	(106)	(525)	(310)	(12)	(62)	(1,015)
Credited to the statement of income	**8**	**272**	**—**	**—**	**15**	**295**
Credited to other comprehensive income	**—**	**—**	**—**	**2**	**—**	**2**
At 31 December 2011	**(98)**	**(253)**	**(310)**	**(10)**	**(47)**	**(718)**

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

		The Group		
	Note	**2011**	2010 (As restated)	1 January 2010 (As restated)
Net deferred tax assets after offsetting:				
Deferred tax assets:				
Provision for doubtful debts		**975**	1,047	1,064
Impairment loss on property, plant and equipment		**17**	1,196	2,137
Unrecognised revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations	(ii)	**1,747**	1,811	1,879
Accruals of expenses not yet deductible for tax purpose		**1,188**	709	418
Deferral and amortisation of upfront non-refundable revenue		**109**	126	142
Deferred revenue on subscriber points reward programme		**80**	63	48
Deferred revenue in relation to the provision of supporting services upon disposal of the CDMA business		**24**	28	32
Accruals of retirement benefits		**22**	13	25
Unrealised profit for the inter-company transactions		**260**	224	214
Deductible tax losses		**—**	203	—
Changes in fair value on financial assets through other comprehensive income		**1,121**	467	—
Others		**249**	21	144
		5,792	5,908	6,103
Deferred tax liabilities:				
Capitalisation and amortisation of direct incremental costs		**(98)**	(106)	(108)
Capitalised interest already deducted for tax purpose		**(253)**	(525)	(707)
Realised gain on changes in fair value of derivative financial instrument in 2009		**(310)**	(310)	—
Changes in fair value on financial assets through other comprehensive income		**(10)**	—	—
Others		**(30)**	(27)	(30)
		(701)	(968)	(845)
		5,091	4,940	5,258

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
Net deferred tax liabilities after offsetting:			
Deferred tax assets:			
Deductible tax losses carried forward	**—**	—	37
Changes in fair value on financial assets through other comprehensive income	**—**	—	41
Others	**—**	25	28
	—	25	106
Deferred tax liabilities:			
Realised gain on changes in fair value of derivative financial instrument in 2009	**—**	—	(310)
Changes in fair value on financial assets through other comprehensive income	**—**	(12)	(23)
Accelerated depreciation for tax purpose	**(17)**	(35)	(18)
	(17)	(47)	(351)
	(17)	(22)	(245)

(ii) The prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

	The Company	
	2011	2010
Deferred tax assets:		
Changes in fair value on financial assets through other comprehensive income	**1,121**	467
Others	**9**	8
	1,130	475
Deferred tax liabilities:		
Realised gain on changes in fair value of derivative financial instrument in 2009	**(310)**	(310)
	820	165

(All amounts in RMB millions unless otherwise stated)

10. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		The Group		The Company	
	Note	**2011**	2010 (As restated)	**2011**	2010 (As restated)
Equity securities issued by corporates		**6,951**	6,214	**6,837**	6,087
Analysed by place of listing:					
Listed in the PRC		**114**	127	**—**	—
Listed outside the PRC	34	**6,837**	6,087	**6,837**	6,087
		6,951	6,214	**6,837**	6,087

For the year ended 31 December 2011, changes in fair value of financial assets through other comprehensive income amounted to approximately RMB2,629 million (2010: approximately RMB1,777 million). The changes in fair value, net of tax impact of approximately RMB656 million (2010: approximately RMB437 million), was recorded in the consolidated statement of comprehensive income.

The Company increased its investment in Telefónica in January 2011. Please refer to Note 34 for details.

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES-COMPANY

(a) Investments in subsidiaries

	The Company	
	2011	2010
Unlisted equity investments, at cost.	**159,774**	159,982

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES-COMPANY (CONTINUED)

(a) Investments in subsidiaries (Continued)

As at 31 December 2011, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held Direct	Indirect	Particulars of issued share capital	Principal activities and place of operation
China United Network Communications Corporation Limited	The PRC, 21 April 2000, limited liability company	100%	—	RMB138,091,677,828	Telecommunications operation in the PRC
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, 22 October 1999, limited company	100%	—	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong
China Unicom (Europe) Operations Limited	United Kingdom, 8 November 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	100%	—	1 share, USD1 each and 15,000,000 shares, RMB1 each	Telecommunications operation in Singapore
Billion Express Investments Limited ("Billion Express")	British Virgin Islands, 15 August 2007, limited company	100%	—	1 share, USD1 each	Investment holding and financing subsidiary of the Company
China Unicom Limited	Hong Kong, 31 August 2007, limited company	100%	—	2 ordinary shares, HKD1 each	Dormant
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	—	100%	60,100,000 ordinary shares, HKD1 each	Telecommunications service in Hong Kong
China Netcom (Hong Kong) Operations Limited	Hong Kong, 2 May 2001, limited company	—	100%	1,000 ordinary shares, HKD1 each	Dormant
China Unicom (Americas) Operations Limited	The United States of America (the "USA"), 24 May 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	—	100%	RMB500,000,000	Sales of handsets, telecommunications equipments and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	—	100%	RMB550,000,000	Provision of information communications technology services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES-COMPANY (CONTINUED)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held Direct	Indirect	Particulars of issued share capital	Principal activities and place of operation
China Unicom Broadband Online Limited Corporation	The PRC, 29 March 2006, limited liability company	—	100%	RMB30,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, 1 June 2007 limited liability company	—	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
Zhong Rong Information Service Limited Corporation	The PRC, 31 March 2008 limited liability company	—	100%	RMB50,000,000	Provision of information consulting and technology development outsourcing services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 27 September 2008 limited liability company	—	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
Unicom Xingye Communication Technology Company Limited	The PRC, 30 October 2000, limited liability company	—	100%	RMB30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC
China Unicom Information Navigation Company Limited	The PRC, 17 September 1998, limited liability company	—	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	—	100%	RMB10,000,000	Provision of project consultation and management service in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	—	100%	RMB2,200,000	Provision of property management services in PRC
Zhengzhou Information and Design Technology Publishing Company	The PRC, 17 February 2003, limited liability company	—	100%	RMB300,000	Provision of magazine publishing services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES-COMPANY (CONTINUED)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held Direct	Percentage of equity interests held Indirect	Particulars of issued share capital	Principal activities and place of operation
Unicom Payment Company Limited	The PRC, 11 April 2011 limited liability company	—	100%	RMB250,000,000	Provision of e-payment services in the PRC
China Unicom NewSpace Limited	The PRC, 21 September 1995, limited liability company	—	100%	RMB120,000,000	Provision of mobile subscriber value-added services in the PRC
China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, 21 July 2006, limited liability company	—	100%	RMB100,000	Provision of advertising design, production, agency and publication in the PRC
Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, 15 December 2011, limited liability company	—	100%	RMB300,000	Provision of magazine publishing services in the PRC

(b) Loans to/from subsidiaries

(i) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan to CUCL of USD995 million which was wholly repayable in 2009. In June 2010 and June 2011, the Company and CUCL extended the agreement for one year respectively and on the same terms, except as to the interest rate which was changed to the lower of 2.5% or LIBOR plus 0.12% margin. As at 31 December 2011, such loan amounted to approximately RMB6,269 million (2010: approximately RMB6,590 million).

(ii) In April 2009, the Company and China Netcom signed an agreement for a short-term loan facility of HKD100 million to China Netcom. The loan under the agreement is interest-free and repayable in full in 2010. In 2010 and 2011, the Company and China Netcom extended the agreement on the same terms. As at 31 December 2011 and 2010, China Netcom has utilised HKD88 million and HKD74 million, respectively (equivalent to approximately RMB71 million and RMB63 million, respectively).

(iii) In October 2010, Billion Express signed an agreement with the Company for a long-term unsecured loan of USD1,822 million to the Company. The loan carried interests at 1% per annum and is repayable in 2015 except for the interests which are repayable semi-annually. In addition, the Company and CUCL entered into an agreement to lend such funds to CUCL with similar terms.

In April 2011, Billion Express and the Company amended the agreement on certain terms including the interest rate which was changed to 2.3% per annum. In addition, the Company and CUCL also amended the agreement on certain terms including the interest rate which was changed to 2.47% per annum. As at 31 December 2011 and 2010, such loans amounted to approximately RMB11,480 million and RMB12,067 million, respectively.

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES-COMPANY (CONTINUED)

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to/from subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

12. OTHER ASSETS - GROUP

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
Direct incremental costs for activating mobile subscribers	**390**	423	433
Installation costs of Fixed-line services	**1,022**	1,309	1,732
Prepaid rental for premises and leased lines	**3,919**	3,521	3,454
Purchased software	**5,506**	4,443	3,955
Others	**2,264**	2,060	2,023
	13,101	11,756	11,597

(All amounts in RMB millions unless otherwise stated)

13. INVENTORIES AND CONSUMABLES - GROUP

	The Group	
	2011	2010
Handsets and other customer end products	**3,387**	2,461
Telephone cards	**296**	308
Consumables	**887**	860
Others	**81**	99
	4,651	3,728

14. ACCOUNTS RECEIVABLE - GROUP

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
Accounts receivable for Mobile business	**5,782**	5,022	3,850
Accounts receivable for Fixed-line business	**8,886**	8,042	8,783
Accounts receivable for other business	**254**	220	272
Sub-total	**14,922**	13,284	12,905
Less: Provision for doubtful debts for Mobile business	**(1,813)**	(2,074)	(1,874)
Provision for doubtful debts for Fixed-line business	**(1,675)**	(1,829)	(2,115)
Provision for doubtful debts for other business	**(22)**	(77)	(81)
	11,412	9,304	8,835

The aging analysis of accounts receivable is as follows:

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
Within one month	**8,556**	6,634	6,390
More than one month to three months	**1,009**	1,321	1,235
More than three months to one year	**3,189**	3,054	2,936
More than one year	**2,168**	2,275	2,344
	14,922	13,284	12,905

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE - GROUP (CONTINUED)

As at 31 December 2011, accounts receivable of approximately RMB2,856 million (2010: approximately RMB2,670 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aged analysis of these receivables was as follows:

	The Group		
	2011	2010 (As restated)	1 January 2010 (As restated)
More than one month to three months	**1,009**	1,321	1,235
More than three months to one year	**1,464**	1,056	882
More than one year	**383**	293	328
	2,856	2,670	2,445

As at 31 December 2011, accounts receivable of approximately RMB3,510 million (2010: approximately RMB3,980 million) were impaired. The Group makes such provision based on its past experience, historical collection patterns, subscribers' creditworthiness and collection trends. The Group makes a full provision for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	The Group		
	2011	2010	1 January 2010
More than three months to one year	**1,725**	1,998	2,054
More than one year	**1,785**	1,982	2,016
	3,510	3,980	4,070

Provision for doubtful debts is analysed as follows:

	The Group		
	2011	2010	1 January 2010
Balance, beginning of year	**3,980**	4,070	3,462
Provision for the year	**2,658**	2,573	2,334
Written-off during the year	**(3,128)**	(2,663)	(1,726)
Balance, end of year	**3,510**	3,980	4,070

The creation and release of provisions for impaired receivables have been recognised in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

(All amounts in RMB millions unless otherwise stated)

15. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group			The Company	
	2011	2010	1 January 2010 (As restated)	**2011**	2010
Prepaid rental	**1,590**	1,318	845	**1**	1
Deposits and prepayments	**2,624**	2,006	1,379	**5**	6
Prepaid income taxes	**696**	620	1,060	**—**	—
Advances to employees	**285**	321	274	**—**	—
Others	**932**	850	695	**—**	—
	6,127	5,115	4,253	**6**	7

The aging analysis of prepayments and other current assets is as follows:

	The Group			The Company	
	2011	2010	1 January 2010 (As restated)	**2011**	2010
Within one year	**5,604**	4,629	3,807	**6**	7
More than one year	**523**	486	446	**—**	—
	6,127	5,115	4,253	**6**	7

As at 31 December 2011, there was no significant impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS – GROUP

	The Group	
	2011	2010
Bank deposits with maturity exceeding three months	**287**	254
Restricted bank deposits	**17**	19
	304	273

As at 31 December 2011, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17. CASH AND CASH EQUIVALENTS

	The Group			The Company	
	2011	2010 (As restated)	1 January 2010 (As restated)	**2011**	2010
Cash at bank and in hand	**14,669**	12,622	7,285	**59**	49
Bank deposits with original maturities of three months or less	**437**	9,975	610	**437**	566
	15,106	22,597	7,895	**496**	615

18. SHARE CAPITAL - COMPANY

	The Company	
	2011 HKD millions	2010 HKD millions
Authorised:		
30,000,000,000 ordinary shares of HKD0.10 each	**3,000**	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2010	23,562	2,355	2,310	173,435	175,745
Issuance of shares upon exercise of options (Note 36)	—	—	—	1	1
At 31 December 2010	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options (Note 36)	**3**	**1**	**1**	**36**	**37**
At 31 December 2011	**23,565**	**2,356**	**2,311**	**173,472**	**175,783**

(All amounts in RMB millions unless otherwise stated)

19. RESERVES

(a) Nature and purpose

(i) Statutory reserves

CUCL is a registered as foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB271 million (2010: approximately RMB379 million) to the general reserve fund for the year ended 31 December 2011.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2011 and 2010, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront installation fees in respect of the Fixed-line business are not subject to the PRC enterprise income tax and an amount equal to the upfront installation fees recognised in the retained profits should be transferred from retained profits to the statutory reserve. Up to 31 December 2011, the Group has made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve (Up to 31 December 2010 : approximately RMB12,274 million).

(ii) Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii) Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised.

(iv) Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

(All amounts in RMB millions unless otherwise stated)

19. RESERVES (CONTINUED)

(b) Profit attributable to owners of the parent

For the year ended 31 December 2011, profit attributable to owners of the parent included a profit of approximately RMB4,268 million (2010: approximately RMB721 million), which has been dealt with in the financial statements of the Company. As at 31 December 2011, the amount of profit distributable to owners of the parent amounted to approximately RMB2,451 million (2010: approximately RMB2,015 million).

20. LONG-TERM BANK LOANS - GROUP

		The Group	
	Interest rates and final maturity	**2011**	2010
RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People's Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	**800**	800
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2010: Nil to 5.00%) per annum with maturity through 2039 (2010: maturity through 2039)	**411**	455
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2010: 1.10% to 2.50%) per annum with maturity through 2034 (2010: maturity through 2034)	**223**	265
Sub-total		**1,434**	1,520
Less: Current portion		**(50)**	(58)
		1,384	1,462

As at 31 December 2011, long-term bank loans of approximately RMB116 million (2010: approximately RMB128 million) were guaranteed by third parties.

(All amounts in RMB millions unless otherwise stated)

20. LONG-TERM BANK LOANS - GROUP (CONTINUED)

The repayment schedule of the long-term bank loans is as follows:

	The Group	
	2011	2010
Balances due:		
– not later than one year	**50**	58
– later than one year and not later than two years	**848**	50
– later than two years and not later than five years	**150**	950
– later than five years	**386**	462
	1,434	1,520
Less: Portion classified as current liabilities	**(50)**	(58)
	1,384	1,462

The fair values of the Group's non-current portion of long-term bank loans at 31 December 2011 and 2010 are as follows:

	The Group	
	2011	2010
Long-term bank loans	**1,225**	1,311

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.63% to 5.41% (2010: 4.28% to 4.97%) per annum.

21. PROMISSORY NOTES - GROUP

On 2 April 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.73% per annum.

On 20 September 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.31% per annum.

The fair value of the Group's promissory notes at 31 December 2011 amounted to approximately RMB14,882 million (2010: approximately RMB14,881 million). The fair value is computed based on the expected cash flows discounted on market rates ranging from 4.71% to 4.79% (2010: 4.15% to 4.25%) per annum.

(All amounts in RMB millions unless otherwise stated)

22. CONVERTIBLE BONDS - GROUP

On 18 October 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust deed dated 18 October 2010. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the years ended 31 December 2011 and 2010, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to owners of the parent.

(All amounts in RMB millions unless otherwise stated)

22. CONVERTIBLE BONDS - GROUP (CONTINUED)

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

	The Group
Face value of convertible bonds at issue date	12,236
Less: direct issue costs	(96)
Face value of convertible bonds at issue date, net	12,140
Including:	
Equity component on initial recognition	572
Liability component on initial recognition	11,568
	12,140
Movement of liability component:	
Liability component on initial recognition	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45
Liability component at 31 December 2010	11,558
Less: effect of exchange gain on liability component	**(565)**
Less: interest paid	**(89)**
Add: imputed finance cost	**214**
Liability component at 31 December 2011	**11,118**

The liability component of the convertible bonds at 31 December 2011 amounted to approximately RMB11,118 million (equivalent to USD1,765 million) (2010: approximately RMB11,558 million (equivalent to USD1,745 million)) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

(All amounts in RMB millions unless otherwise stated)

23. CORPORATE BONDS - GROUP

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

The fair values of the Group's corporate bonds at 31 December 2011 and 2010 are as follows:

	The Group	
	2011	2010
Corporate bonds	**7,123**	7,205

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.92% to 4.93% (2010: 4.28% to 5.01%) per annum.

24. OTHER OBLIGATIONS - GROUP

		The Group	
	Note	**2011**	2010
One-off cash housing subsidies	(a)	**2,502**	2,502
Obligations under finance lease	(b)	**78**	204
Others		**94**	93
Sub-total		**2,674**	2,799
Less: Current portion		**(2,586)**	(2,637)
		88	162

(All amounts in RMB millions unless otherwise stated)

24. OTHER OBLIGATIONS - GROUP (CONTINUED)

(a) The movement of one-off cash housing subsidies is as follows:

	One-off cash housing subsidies
As at 1 January 2010, 31 December 2010, and 31 December 2011	**2,502**

Certain staff quarters, prior to 1998, have been sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group has determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the Council circular in respect of cash subsidies was issued).

(b) Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analysed as follows:

	2011	2010
Total minimum lease payments under finance lease:		
– not later than one year	**80**	129
– later than one year and not later than two years	**—**	82
	80	211
Less: Future finance charges	**(2)**	(7)
Present value of minimum obligations	**78**	204
Representing obligations under finance lease:		
– current liabilities	**78**	126
– non-current liabilities	**—**	78

(All amounts in RMB millions unless otherwise stated)

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group			The Company	
	2011	2010 (As restated)	1 January 2010 (As restated)	**2011**	2010
Payables to contractors and equipment suppliers	**72,068**	76,536	85,943	**—**	—
Payables to telecommunications products suppliers	**5,203**	3,189	3,193	**—**	—
Customer/contractor deposits	**3,517**	3,201	2,523	**—**	—
Repair and maintenance expense payables	**2,325**	2,449	1,900	**—**	—
Salary and welfare payables	**1,344**	1,020	1,370	**38**	35
Interest payable	**832**	740	212	**245**	70
Amounts due to services providers/ content providers	**1,175**	1,037	1,083	**—**	—
Accrued expenses	**6,381**	5,391	4,261	**9**	10
Others	**2,407**	4,103	3,611	**—**	—
	95,252	97,666	104,096	**292**	115

The aging analysis of payables and accrued liabilities is as follows:

	The Group			The Company	
	2011	2010 (As restated)	1 January 2010 (As restated)	**2011**	2010
Less than six months	**85,699**	85,491	91,011	**291**	113
Six months to one year	**5,483**	3,863	4,023	**—**	1
More than one year	**4,070**	8,312	9,062	**1**	1
	95,252	97,666	104,096	**292**	115

(All amounts in RMB millions unless otherwise stated)

26. COMMERCIAL PAPERS - GROUP

On 1 April 2010, CUCL issued tranche one of 2010 commercial paper in the amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carried interests at 2.64% per annum. The commercial paper was fully repaid in March 2011.

On 20 September 2010, CUCL issued tranche two of 2010 commercial paper in the amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carried interests at 2.81% per annum. The commercial paper was fully repaid in September 2011.

On 10 March 2011, CUCL issued tranche one and tranche two of 2011 super and short-term commercial papers in an amount of RMB8 billion each, with a maturity date of 180 days from the date of issue and carried interest at 3.88% per annum. The super and short-term commercial papers were fully repaid in September 2011.

On 25 August 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carries interest at 5.23% per annum.

On 16 September 2011, CUCL issued tranche three and tranche four of 2011 super and short-term commercial papers in an amount of RMB4 billion each, with a maturity date of 30 days from the date of issue and carried interest at 5.35% per annum. The super and short-term commercial papers were fully repaid in October 2011.

On 20 October 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carries interest at 5.78% per annum.

On 21 November 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carries interest at 4.65% per annum.

The carrying values of commercial papers approximate their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

27. SHORT-TERM BANK LOANS

	Interest rates and final maturity	The Group		The Company	
		2011	2010	**2011**	2010
RMB denominated bank loans	Fixed interest rates ranging from 1.09% to 4.12% (2010: 2.88% to 4.59%) per annum with maturity through 2012 (2010: maturity through 2011)	**1,000**	2,610	**600**	—
RMB denominated bank loans	Floating interests rates, 0% downward (2010: 10% downward) on the benchmark interest rate issued by the People's Bank of China with maturity through 2012 (2010: maturity through 2011)	**16,810**	23,225	**—**	—
HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 0.63% to 2.15% (2010: 0.40% to 1.00%) per annum with maturity through 2012 (2010: maturity through 2011)	**14,512**	10,892	**14,512**	10,892
Total		**32,322**	36,727	**15,112**	10,892

The carrying values of short-term bank loans approximate their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

28. REVENUE – GROUP

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB6,352 million for the year ended 31 December 2011 (2010: approximately RMB4,873 million).

The major components of revenue are as follows:

	2011	2010 (As restated)
Mobile business		
– Usage and monthly fees	**54,186**	47,004
– Value-added services revenue	**37,880**	25,920
– Interconnection fees	**10,726**	9,022
– Other service revenue	**515**	503
Total service revenue from Mobile business	**103,307**	82,449
Fixed-line business		
– Usage and monthly fees	**24,116**	29,085
– Broadband, data and other Internet-related services revenue	**38,500**	32,595
– Interconnection fees	**4,579**	5,243
– Value-added services revenue	**4,562**	4,860
– Leased line income	**6,859**	5,589
– Information communication technology services revenue	**1,634**	1,048
– Upfront connection fees	**15**	192
– Other service revenue	**1,377**	1,330
Total service revenue from Fixed-line business	**81,642**	79,942
Unallocated service revenue	**936**	1,692
Total service revenue	**185,885**	164,083
Sales of telecommunications products	**23,282**	7,287
Total revenue from external customers	**209,167**	171,370

29. NETWORKS, OPERATIONS AND SUPPORT EXPENSES – GROUP

	2011	2010 (As restated)
Repair and maintenance	**9,581**	8,785
Power and water charges	**9,893**	8,884
Operating leases for networks, premises, equipment and facilities	**8,978**	7,848
Others	**997**	870
Total networks, operations and support expenses	**29,449**	26,387

30. EMPLOYEE BENEFIT EXPENSES – GROUP

	Note	2011	2010 (As restated)
Salaries and wages		**20,904**	18,130
Contributions to defined contribution pension schemes		**2,860**	2,672
Contributions to medical insurance		**1,111**	881
Contributions to housing fund		**1,524**	1,423
Other housing benefits		**185**	186
Share-based compensation	36	**17**	56
Total employee benefit expenses		**26,601**	23,348

30.1 Directors's emoluments

The remuneration of every Director for the year ended 31 December 2011 is set out below:

Name of Director	Note	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		—	300	660	5	30	995
Lu Yimin		—	300	654	—	30	984
Tong Jilu		—	250	585	3	30	868
Li Fushen	(b)	—	190	444	—	23	657
Cesareo Alierta Izuel		248	—	—	—	—	248
Cheung Wing Lam Linus		339	—	—	—	—	339
Wong Wai Ming		348	—	—	—	—	348
John Lawson Thornton		329	—	—	—	—	329
Chung Shui Ming Timpson		329	—	—	—	—	329
Cai Hongbin	(c)	335	—	—	—	—	335
Zuo Xunsheng	(d)	—	61	147	—	5	213
Total		1,928	1,101	2,490	8	118	5,645

30. EMPLOYEE BENEFIT EXPENSES – GROUP (CONTINUED)

30.1 Directors's emoluments (Continued)

The remuneration of every Director for the year ended 31 December 2010 is set out below:

Name of Director	Note	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		—	2,090	822	266	28	3,206
Lu Yimin		—	1,828	781	—	28	2,637
Zuo Xunsheng	(d)	—	1,480	740	231	28	2,479
Tong Jilu		—	1,480	717	183	28	2,408
Cesareo Alierta Izuel		261	—	—	—	—	261
Cheung Wing Lam Linus		351	—	—	—	—	351
Wong Wai Ming		366	—	—	—	—	366
John Lawson Thornton		340	—	—	—	—	340
Chung Shui Ming Timpson		340	—	—	—	—	340
Cai Hongbin	(c)	217	—	—	—	—	217
Wu Jinglian	(e)	129	—	—	35	—	164
Total		2,004	6,878	3,060	715	112	12,769

Note:

(a) Other benefits represent the share-based compensation cost recognised for the relevant period for the share options granted to the directors of the Company under the Company's share option schemes.

(b) Mr. Li Fushen was appointed as executive director on 30 March 2011.

(c) Mr. Cai Hongbin was appointed as independent non-executive director on 13 May 2010.

(d) Mr. Zuo Xunsheng resigned as executive director on 30 March 2011.

(e) Mr. Wu Jinglian resigned as independent non-executive director on 12 May 2010.

During 2011 and 2010, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the years ended 31 December 2011 and 2010.

During 2011 and 2010, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

30. EMPLOYEE BENEFIT EXPENSES – GROUP (CONTINUED)

30.2 Senior management's emoluments

Of the twelve senior management of the Company for the year ended 31 December 2011, five of them are directors of the Company for the year and their remuneration has been disclosed in Note 30.1. The remuneration of each of the twelve senior management falls within the band from RMB Nil to RMB1,000,000.

30.3 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2011, two (2010: four) of them are existing directors of the Company and their remuneration has been disclosed in Note 30.1. For the remuneration of the remaining three (2010: one), one falls within the band from RMB Nil to RMB1,000,000 and two fall within the band from RMB1,000,001 to RMB1,500,000 (2010: one falls within the band from RMB2,000,001 to RMB2,500,000).

The aggregate of the emoluments in respect of the other three (2010: one) individuals are as follows:

	2011 (RMB'000)	2010 (RMB'000)
Salaries and allowances	**3,108**	1,480
Bonuses paid and payable	**647**	717
Contributions to pension schemes	**30**	28
Other benefits (Note 30.1(a))	**—**	47
	3,785	2,272

31. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD – GROUP

	2011	2010 (As restated)
Handsets	**27,773**	8,688
Wireless data cards	**890**	728
Telephone cards	**901**	994
Others	**175**	278
Total costs of telecommunications products sold	**29,739**	10,688

(All amounts in RMB millions unless otherwise stated)

32. OTHER OPERATING EXPENSES – GROUP

	2011	2010 (As restated)
Provision for doubtful debts	**2,645**	2,583
Cost in relation to information communications technology services	**1,410**	896
Commission expenses	**17,457**	13,776
Advertising and promotion expenses	**4,271**	3,933
Customer installation cost	**2,577**	2,435
Customer acquisition and retention cost	**4,445**	3,591
Auditors' remuneration	**67**	68
Property management fee	**1,667**	1,505
Office and administrative expenses	**3,555**	3,425
Transportation expense	**1,988**	1,805
Miscellaneous taxes and fees	**757**	653
Others	**2,747**	2,927
Total other operating expenses	**43,586**	37,597

33. FINANCE COSTS - GROUP

	Note	**2011**	2010
Finance costs:			
– Interest on bank loans repayable within 5 years		**1,338**	1,726
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		**1,820**	824
– Interest on convertible bonds repayable within 5 years		**214**	45
– Interest on related party loans repayable within 5 years		**20**	25
– Interest on bank loans repayable over 5 years		**3**	4
– Interest on corporate bonds repayable over 5 years		**90**	90
– Less: Amounts capitalised in construction-in-progress	6	**(1,151)**	(804)
Total interest expense		**2,334**	1,910
– Exchange gain, net		**(1,207)**	(388)
– Others		**347**	227
Total finance costs		**1,474**	1,749

(All amounts in RMB millions unless otherwise stated)

34. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

As at 31 December 2011, the related financial assets at fair value through other comprehensive income amounted to approximately RMB6,837 million (2010: approximately RMB6,087 million). For the year ended 31 December 2011, changes in fair value of financial asset through other comprehensive income amounted to approximately RMB2,616 million (2010: approximately RMB1,702 million). The changes in fair value, net of tax impact of approximately RMB654 million (2010: approximately RMB426 million), was recorded in the consolidated statement of comprehensive income.

35. OTHER INCOME – NET – GROUP

	2011	2010 (As restated)
Dividend income from financial assets at fair value through other comprehensive income	**867**	485
Gain on the non-monetary assets exchange	**—**	10
Others	**584**	726
Total other income-net	**1,451**	1,221

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES

36.1 Share option scheme (the "Share Option Scheme")

On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of the share; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the Board of Directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the stock exchange as stated in the stock exchange's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the stock exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 11 May 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.1 Share option scheme (the "Share Option Scheme") (Continued)

In May 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period.

All of the share options granted under Note 36.1 are governed by the amended terms of the Share Option Scheme as mentioned above.

36.2 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme")

Pursuant to the ordinary resolution passed by the shareholders on 16 September 2008, the Company adopted the Special Purpose Share Option Scheme in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at 14 October 2008 ("Eligible Participants"). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of this scheme.

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:

(i) The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants divided by (b) the share exchange ratio 1.508.

(ii) The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as at 14 October 2008.

The above formula ensures that the value of options granted under this scheme received by a holder of China Netcom options is equivalent to the "see-through" price of that holder's outstanding China Netcom options.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 30 September 2014.

In May 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period. For details, please refer to Note (i) under 36.3 "Share option information" in this section.

No further options can be granted under the Special Purpose Share Option Scheme.

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3 Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2011		2010	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	**6.59**	**396,012,118**	6.95	413,074,166
Granted	**—**	**—**	—	—
Lapsed	**15.42**	**(1,806,000)**	15.42	(16,977,600)
Exercised	**14.77**	**(2,724,960)**	5.57	(84,448)
Balance, end of year	**6.49**	**391,481,158**	6.59	396,012,118
Exercisable at end of year	**6.49**	**391,481,158**	6.59	396,012,118

Exercise of share options during the year ended 31 December 2011 resulted in 2,724,960 shares being issued (2010: 84,448), with exercise proceeds of approximately RMB35 million (2010: RMB0.41 million).

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3 Share option information (Continued)

As at balance sheet date, information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as at 31 December 2011	Number of share options outstanding as at 31 December 2010
Share options granted under the Share Option Scheme:					
30 June 2001	30 June 2001	30 June 2001 to 22 June 2011	HKD15.42	—	4,350,000
21 May 2003	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2012	HKD4.30	**8,956,000**	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2012	HKD5.92	**41,024,000**	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2012	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2013	HKD6.35	**151,556,000**	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2012	HKD5.57	**100,361,690**	100,542,650
15 October 2008	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2012	HKD8.26	**88,929,468**	88,929,468
				391,481,158	396,012,118

The options outstanding as at 31 December 2011 had a weighted average remaining contractual life of 0.94 years (2010: 0.93 years).

Note i: In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the BOD pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the BOD as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" continued to be in force, the BOD further extended the exercise periods of certain share options by one year in each of March 2010, 2011 and 2012 under the relevant terms of the Share Option Scheme. As at 31 December 2011, approximately 23,440,000 share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011 and 2012, the expiry dates for certain share options were extended by one year by the BOD pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The 2012 modification is not expected to have significant impact on the consolidated statement of income for the year ending 31 December 2012.

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3 Share option information (Continued)

Details of share options exercised during 2011 and 2010 are as follows:

For the year ended 31 December 2011:

Grant date	**Exercisable price HKD**	**Weighted average closing price per share at respective days immediately before dates of exercise of options HKD**	**Proceeds received HKD**	**Number of shares involved**
30 June 2001	**15.42**	**16.32**	**39,228,480**	**2,544,000**
15 October 2008	**5.57**	**15.62**	**1,007,947**	**180,960**
			40,236,427	**2,724,960**

For the year ended 31 December 2010:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
15 October 2008	5.57	11.76	470,375	84,448

For the year ended 31 December 2011, employee share-based compensation expenses amounted to approximately RMB17 million (2010: approximately RMB56 million).

(All amounts in RMB millions unless otherwise stated)

37. DIVIDENDS

At the annual general meeting held on 24 May 2011, the shareholders of the Company approved the payment of a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2010 totaling approximately RMB1,885 million which has been reflected as a reduction of retained profits for the year ended 31 December 2011. As at 31 December 2011, all dividends have been paid by the Company, except for dividends payable of approximately RMB479 million due to Unicom BVI.

At a meeting held on 22 March 2012, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2011 totaling approximately RMB2,356 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2011, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2012.

	2011	2010
Proposed final dividend:		
RMB0.10 (2010: RMB0.08) per ordinary share by the Company	**2,356**	1,885

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from 1 January 2008. Therefore, as at 31 December 2011, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

38. EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the years ended 31 December 2011 and 2010 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the years ended 31 December 2011 and 2010 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2011	2010 (As restated)
Numerator (in RMB millions):		
Profit attributable to owners of the parent	**4,227**	3,701
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,564**	23,562
Dilutive equivalent shares arising from share options	**221**	142
Shares used in computing diluted earnings per share	**23,785**	23,704
Basic earnings per share (in RMB)	**0.18**	0.16
Diluted earnings per share (in RMB)	**0.18**	0.16

(All amounts in RMB millions unless otherwise stated)

39. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, accounts receivable, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and financial assets at fair value through other comprehensive income denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2011 and 2010.

	The Group					
	2011			2010		
	Original currency millions	**Exchange rate**	**RMB equivalent millions**	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
– denominated in HK dollars	**411**	**0.81**	**333**	462	0.85	393
– denominated in US dollars	**45**	**6.30**	**282**	1,761	6.62	11,661
– denominated in Euro	**14**	**8.16**	**114**	24	8.81	213
– denominated in Japanese Yen	**12**	**0.08**	**1**	12	0.08	1
– denominated in Singapore dollars	**0.1**	**4.87**	**1**	—	5.12	—
– denominated in GBP	**0.4**	**9.71**	**4**	0.8	10.22	8
Sub-total			**735**			12,276
Short-term bank deposits:						
– denominated in HK dollars	**65**	**0.81**	**53**	51	0.85	43
– denominated in US dollars	**30**	**6.30**	**186**	22	6.62	148
Sub-total			**239**			191
Financial assets at fair value through other comprehensive income:						
– denominated in Euro	**838**	**8.16**	**6,837**	691	8.81	6,087
Total			**7,811**			18,554

(All amounts in RMB millions unless otherwise stated)

39. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

	The Company					
	2011			2010		
	Original currency millions	**Exchange rate**	**RMB equivalent millions**	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
– denominated in HK dollars	**389**	**0.81**	**315**	412	0.85	351
– denominated in US dollars	**10**	**6.30**	**65**	8	6.62	53
– denominated in Euro	**13**	**8.16**	**110**	24	8.81	211
Sub-total			**490**			615
Financial assets at fair value through other comprehensive income:						
– denominated in Euro	**838**	**8.16**	**6,837**	691	8.81	6,087
Total			**7,327**			6,702

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, other current financial assets and liabilities approximated their fair values as at 31 December 2011 and 2010 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as at the balance sheet date.

In connection with the fair value of the Group's non-current portion of long-term bank loans, promissory notes, corporate bonds and the convertible bonds, please refer to the respective notes for details.

(All amounts in RMB millions unless otherwise stated)

40. RELATED PARTY TRANSACTIONS – GROUP

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, which mainly include other telecommunications services operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. The Group's telecommunications networks depend, in large part, on interconnection with the networks and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

40.1 Transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	**2011**	2010 (As restated)
Transactions with Unicom Group and its subsidiaries:			
Leasing fee of Telecommunications Networks in Southern China	(i), (ii)	**2,400**	2,200
Charges for value-added telecommunications services	(i), (iii)	**51**	30
Rental charges for property leasing	(i), (iv)	**954**	867
Charges for lease of telecommunications resources	(i), (v)	**307**	151
Charges for engineering design and construction services	(i), (vi)	**2,728**	2,248
Charges for shared services	(i), (vii)	**177**	308
Income from shared services	(i), (vii)	**—**	3
Charges for equipment procurement services	(i), (viii)	**227**	382
Charges for ancillary telecommunications services	(i), (ix)	**1,174**	953
Charges for comprehensive support services	(i), (x)	**171**	162
Income from comprehensive support services	(i), (x)	**108**	8

(All amounts in RMB millions unless otherwise stated)

40. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

40.1 Transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(i) The agreements governing the recurring related party transactions disclosed in the table above entered between the Group and Unicom Group and its subsidiaries were expired on 31 December 2010. Accordingly, on 29 October 2010, CUCL entered into the new agreements, "2011-2012 Network Lease Agreement" with Unicom New Horizon, and "2011 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

- 2011-2012 Network Lease Agreement

  Pursuant to 2011-2012 Network Lease Agreement, the lease of Telecommunications Networks in Southern China has extended to another two years effective from 1 January 2011 to 31 December 2012 and is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the year ended 31 December 2011 was RMB2.4 billion and for the year ending 31 December 2012 is RMB2.6 billion, respectively.

- 2011 Comprehensive Services Agreement

  2011 Comprehensive Services Agreement has a term of three years commencing on 1 January 2011 and expiring on 31 December 2013, and the service fees payable shall be calculated on the same basis as under previous agreements.

(ii) Unicom New Horizon agreed to lease to CUCL the Telecommunications Networks in Southern China for its operations of Fixed-line business in Southern China. Under the network lease agreement, CUCL shall pay annual leasing fees of RMB 2.2 billion and RMB 2.4 billion for the years ended 31 December 2010 and 2011 respectively.

(iii) UNISK (Beijing) Information Technology Corporation Limited ("UNISK") agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group's subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iv) CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of the market rates or the depreciation charges and taxes.



(All amounts in RMB millions unless otherwise stated)

40. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

40.1 Transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(v) Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(vi) Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vii) Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments.

(viii) Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(ix) Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers' service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.



(All amounts in RMB millions unless otherwise stated)

40. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

40.1 Transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(x) Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (v) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(xi) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(b) Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as at 31 December 2011 included the unsecured short-term loans from China Netcom Corporation (BVI) Limited of approximately HKD2,630 million (equivalent to RMB2,132 million) (2010: HKD2,390 million, equivalent to RMB2,033 million). The loan carries interest rate at HIBOR plus 0.8% per annum and is repayable in 2012.

In addition, amounts due to related parties as at 31 December 2011 included the unsecured short-term loans from Netcom Group BVI of approximately HKD30 million (equivalent to RMB24 million) (2010: Nil). The loan carries interest rate at HIBOR plus 0.1% per annum and is repayable in 2012.

Amounts due to Unicom Group as at 31 December 2011 included the consideration payable in connection with 2011 Business Combination of approximately RMB158 million.

Apart from the short-term loans as aforementioned, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

(All amounts in RMB millions unless otherwise stated)

40. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

40.1 Transactions with Unicom Group and its subsidiaries (Continued)

(c) The purchase of Unicom NewSpace

On 1 December 2011, Broadband Online completed the acquisition of Unicom NewSpace (Note1). The purchase of Unicom NewSpace has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Unicom NewSpace and the Group were eliminated and no longer disclosed as related party transactions in the consolidated financial statements.

40.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	The Group	
		2011	2010
Interconnection revenue	(i)	**13,253**	12,165
Interconnection charges	(i)	**14,861**	12,564
Leased line revenue	(ii)	**283**	346
Leased line charges	(ii)	**116**	113
Engineering design and technical service revenue	(iii)	**219**	208

(i) The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's networks and the networks of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii) Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(iii) Engineering design and technical service revenue mainly represents the amounts due from domestic carriers for the provision of engineering design and technical services based on their demands and requirements. The prices are determined based on standards promulgated by the relevant government authorities.

(All amounts in RMB millions unless otherwise stated)

40. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

40.2 Domestic carriers (Continued)

(b) Amounts due from and to domestic carriers

	The Group	
	2011	2010
Amounts due from domestic carriers		
– Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**1,230**	1,296
– Less: Provision for doubtful debts	**(49)**	(35)
	1,181	1,261
Amounts due to domestic carriers		
– Payables for interconnection charges and leased lines charges	**1,344**	873

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

41. CONTINGENCIES AND COMMITMENTS

41.1 Capital commitments

As at 31 December 2011 and 2010, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2011			2010
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**374**	**6,813**	**7,187**	6,080
Authorised but not contracted for	**185**	**1,445**	**1,630**	2,303
Total	**559**	**8,258**	**8,817**	8,383

(All amounts in RMB millions unless otherwise stated)

41. CONTINGENCIES AND COMMITMENTS (CONTINUED)

41.2 Operating lease commitments

As at 31 December 2011 and 2010, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	The Group				
	2011				2010
	Land and Buildings	Equipment	Tele-communications Networks in Southern China (Note 4.2(b))	Total	Total
Leases expiring:					
– not later than one year	**1,294**	**539**	**2,600**	**4,433**	4,246
– later than one year and not later than five years	**3,310**	**1,264**	**—**	**4,574**	6,207
– later than five years	**496**	**105**	**—**	**601**	950
Total	**5,100**	**1,908**	**2,600**	**9,608**	11,403

As at 31 December 2011 and 2010, the Company had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	The Company	
	2011	2010
Office premise lease expiring:		
– not later than one year	**3**	9
– later than one year and not later than five years	**—**	3
Total	**3**	12



(All amounts in RMB millions unless otherwise stated)

41. CONTINGENCIES AND COMMITMENTS (CONTINUED)

41.3 Contingent liabilities

As aforementioned in Note 28, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on 1 January 2009. Based on management's assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2011 and 2010.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management's assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2011.

41.4 Guarantee

The Company provides guarantee in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express (Note 22).

42. EVENTS AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2011. For details, please refer to Note 37.

43. COMPARATIVE FIGURES

As stated in Note 2.2, the comparative figures have been restated to reflect the effects of the 2011 Business Combination under common control and the effects of the change in accounting policies upon the adoption of amended IFRS/HKFRS1. In addition, for comparative purposes, certain comparative figures have been reclassified to conform with current year presentation.

44. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 22 March 2012.

Financial Summary

For the five-year ended 31 December 2011
(All amounts in RMB millions, except per share data)

Selected financial summary for 2007 to 2011, including selected consolidated statement of income data and consolidated balance sheet data for 2007, 2008, 2009, 2010 and 2011 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2011	2010 (As restated)	2009 (As restated)	2008 (As restated)	2007 (As restated)
Continuing operations					
Revenue	**209,167**	171,370	154,026	159,867	159,993
Interconnection charges	**(16,380)**	(13,727)	(12,955)	(13,038)	(12,198)
Depreciation and amortisation	**(58,021)**	(54,654)	(47,745)	(52,109)	(51,888)
Networks, operations and support expenses	**(29,449)**	(26,387)	(23,740)	(18,739)	(17,884)
Employee benefit expenses	**(26,601)**	(23,348)	(21,947)	(20,775)	(19,407)
Costs of telecommunications products sold	**(29,739)**	(10,688)	(2,689)	(2,156)	(1,109)
Other operating expenses	**(43,586)**	(37,597)	(34,051)	(35,859)	(35,377)
Finance costs	**(1,474)**	(1,749)	(1,036)	(3,269)	(3,740)
Interest income	**230**	143	92	265	305
Impairment loss on property, plant and equipment	**—**	—	—	(12,907)	(323)
Realised loss on changes in fair value of derivative component of convertible bonds	**—**	—	—	—	(569)
Realised gain on changes in fair value of derivative financial instrument	**—**	—	1,239	—	—
Other income – net	**1,451**	1,221	962	2,143	5,102
Profit from continuing operations before income tax	**5,598**	4,584	12,156	3,423	22,905
Income tax expenses	**(1,371)**	(883)	(2,692)	(1,664)	(6,988)
Profit from continuing operations	**4,227**	3,701	9,464	1,759	15,917
Discontinued operations					
Profit from discontinued operations	**—**	—	—	1,438	656
Gain on disposal of discontinued operations	**—**	—	—	26,135	—
Profit for the year	**4,227**	3,701	9,464	29,332	16,573
Attributable to:					
Owners of the parent	**4,227**	3,701	9,464	29,332	16,573
Non-controlling interests	**—**	—	—	—	—
	4,227	3,701	9,464	29,332	16,573

(All amounts in RMB millions, except per share data)

RESULTS (CONTINUED)

Selected Statement of Income Data (Continued)

	2011	2010 (As restated)	2009 (As restated)	2008 (As restated)	2007 (As restated)
Earnings per share for profit attributable to owners of the parent					
- basic (RMB)	**0.18**	0.16	0.40	1.23	0.72
- diluted (RMB)	**0.18**	0.16	0.40	1.22	0.71
Earnings per share for profit from continuing operations attributable to owners of the parent					
- basic (RMB)	**0.18**	0.16	0.40	0.07	0.69
- diluted (RMB)	**0.18**	0.16	0.40	0.07	0.68
Earnings per share for profit from discontinued operations attributable to owners of the parent					
- basic (RMB)	**—**	—	—	1.16	0.03
- diluted (RMB)	**—**	—	—	1.15	0.03

Financial Summary

For the five-year ended 31 December 2011

(All amounts in RMB millions, except per share data)

RESULTS (CONTINUED)

Selected Balance Sheet Data

	2011	2010 (As restated)	2009 (As restated)	2008 (As restated)	2007 (As restated)
Property, plant and equipment	**381,859**	365,654	350,976	315,526	307,071
Financial assets at fair value through other comprehensive income	**6,951**	6,214	7,977	95	287
Current assets	**38,803**	42,327	30,700	38,468	34,620
Accounts receivable	**11,412**	9,304	8,835	9,389	11,795
Cash and cash equivalents	**15,106**	22,597	7,895	10,315	12,690
Total assets	**456,233**	441,269	417,008	380,438	369,000
Current liabilities	**213,927**	198,233	199,818	134,398	136,280
Accounts payable and accrued liabilities	**95,252**	97,666	104,096	73,933	61,376
Short-term bank loans	**32,372**	36,785	63,971	11,996	19,263
Commercial papers	**38,000**	23,000	—	10,000	20,000
Long-term bank loans	**1,384**	1,462	759	997	16,086
Long-term loans due to ultimate holding company	**—**	—	—	35,652	27,213
Promissory notes	**15,000**	15,000	—	—	—
Corporate bonds	**7,000**	7,000	7,000	7,000	2,000
Convertible bonds	**11,118**	11,558	—	—	—
Total liabilities	**250,335**	235,608	210,571	183,143	195,177
Total equity	**205,898**	205,661	206,437	197,295	173,823

Note:

The financial data for 2007, 2008, 2009 and 2010 has been restated to reflect the effect of 2011 Business Combination under common control and the change in accounting policies for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011.

Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- timing and effects of the Company's implementation of its business strategies relating to the Internet dedicated leased line access service and the quality of the Internet interconnection;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's discontinuation of the personal handyphone system business in response to the MIIT's request;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the impact of the European sovereign debt crisis on the economic activities inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel (852) 2126 2018 Fax (852) 2126 2016